EXHIBIT 99.2

Novonix Limited has changed its financial year end to 31 December (previously 30 June)

Providing revolutionary solutions to the battery industry

NOVONIX LIMITED

ABN 54 157 690 830

ANNUAL REPORT – 31 DECEMBER 2022

ANNUAL REPORT - 31 DECEMBER 2022

CORPORATE DIRECTORY

Directors

Admiral R J Natter, US Navy (Ret.)

D Akerson BS (Eng), MSc (Economics)

A Bellas B. Econ, DipEd, MBA, FAICD, FCPA, FGS

R Cooper BE (Mining), MEngSc, MAusIMM, MAICD

R Edmonds CPA, BBA (Acct)

Z Golodryga MEng (Mech)

Andrew N. Liveris AO, BE (Hons) Doctor of Science

(honoris causa)

J Oelwang BS (Hons)

Secretary	S M Yeates CA, B.Bus

Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000
Principal place of business	Level 38, 71 Eagle Street Brisbane QLD 4000
Share register	Link Market Services Limited Level 21, 10 Eagle Street Brisbane QLD 4000 www.linkmarketservices.com.au
Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au
Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000
Bankers	Commonwealth Bank of Australia
Stock exchange listing	NOVONIX Limited ordinary shares are listed on the Australian Securities Exchange (“ASX”) and American Depositary Receipts (“ADR’s”) are listed on the Nasdaq Stock Market.
Website address	www.novonixgroup.com

ANNUAL REPORT - 31 DECEMBER 2022

REVIEW OF OPERATIONS AND ACTIVITIES

NOVONIX Limited (“NOVONIX” or the “Company” and, together with its consolidated subsidiaries, the “Group”), changed the Company’s fiscal year end to 31 December (previously 30 June) as announced on 21 December 2022. As a consequence, the financial results released in this report are for the six-month period ended 31 December 2022.

In addition, the Company elected to change its presentation (reporting) currency from Australian to US dollars commencing with the six-month period ended 31 December 2022. The Company believes that these changes in reporting period and currency will enhance the relevance of its financial information and comparability with its industry peer Group, the majority of which report in US dollars at the end of December. Comparative financial information has been translated into US dollars using the procedures outlined in note 34 to the financial statements.

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-capacity synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the EV and ESS battery industry and is powering a cleaner energy future.

Our mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicles and grid energy storage industries. We are focused on the development of materials and technologies that support key ESG criteria in the field of battery materials and technologies, including: longer life batteries, higher energy efficiency, reduced chemical usage, reduced waste generation, and cleaner power inputs. Our vision is to provide revolutionary clean energy solutions to the battery industry. This is demonstrated by our values, which include curiosity, collaboration, and commitment that support social impact and embody NOVONIX’s approach to corporate responsibility.

NOVONIX’s Battery Technology Solutions division (“BTS”) focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale. BTS provides front-line access across the battery value chain and allows the Group to continue to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery development. Our NOVONIX Anode Materials division (“NAM”), located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units.

ANNUAL REPORT - 31 DECEMBER 2022

HIGHLIGHTS OF SIX-MONTH PERIOD ENDED 31 DECEMBER 2022

The six months ended 31 December 2022 saw continued progress for NOVONIX with several notable highlights. The Company continued to execute against its long-term strategic and operational roadmap, to pursue key strategic partnerships and supply agreements, and explore additional avenues to create value for shareholders. Key highlights and developments include:

August 2022

▪
The U.S. Congress passed the Inflation Reduction Act of 2022 ("IRA"), which includes an estimated $369 billion in investments related to "climate change and energy security,“ including tax and other incentives to promote US production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals.

September 2022

▪ Installed initial Gen 3 furnaces undergoing commissioning and optimization at our Riverside facility to support anode material mass production sampling and qualification.

October 2022

▪
NOVONIX announced the appointment of Daniel Akerson, the former Chairman and Chief Executive Officer of General Motors, and Ron Edmonds, Controller, Vice President of Controllers and Tax, and Principal Accounting Officer of Dow, to the Board of Directors (“The Board”).

▪
The US Department of Energy (”DOE”) announced that NAM was selected to enter negotiations to receive US$150 million in grant funding to support a 30,000 tonnes per annum (”tpa”) synthetic graphite U.S. manufacturing facility.

▪ Formal application accepted into Stage 2 of the DOE Loan Program Office (”LPO”) for potential funding for the development of a greenfield production facility.

November 2022

▪ NOVONIX announced the launch of a pilot production facility in Halifax, Nova Scotia, leveraging its patented all-dry cathode synthesis technology.

December 2022

▪ NOVONIX joined Accelerate – Canada’s Zero Emission Vehicle Supply Chain Alliance.

▪ NOVONIX launched its Sustainability web page articulating its commitment to operating a profitable, ethical, and sustainable business and developing its ESG program.

ANNUAL REPORT - 31 DECEMBER 2022

NOVONIX OUTLOOK

NOVONIX is well-positioned to be an industry leader at the forefront of product innovation and intellectual property development in the battery materials and technology industry with a focus on supporting the onshoring of the battery supply chain. The global demand for high-performance battery materials and technology continues to increase significantly as the world grapples with increasing energy supply and demand imbalances, as demonstrated by the growing desire for a domestic localised battery supply chain. NOVONIX is opportunistically positioned to benefit from potential government funding opportunities offered through the Bipartisan Infrastructure Law, Defense Production Act, and Department of Energy Loan Programs Office, all of which aim to advance domestic processing of critical materials.

The Company has built a team of top talent with the experience to drive innovation company-wide and believes it has the next generation technology needed to support the rapidly growing electric vehicle and energy storage systems (“ESS”) markets in North America. NOVONIX is focused on scaling its production capacity of synthetic graphite to meet the growing demands of its customers, through increasing production capabilities at its facility in Chattanooga, Tennessee and future expansions. Additionally, NOVONIX continues to focus on developing improved and sustainable technologies, pursuing strategic partnerships with leading international battery companies, and growing an intellectual property pipeline that will position the Company at the forefront of next-generation battery technology.

GROWTH STRATEGIES FOR FY23 AND BEYOND:

NOVONIX’s leadership is focused on the successful execution of its operational strategic roadmap with the objective of maximizing shareholder value through the generation of strong cash flow and the pursuit of profitable, high-growth opportunities. The Company’s key strategies include:

•
Maintain technology leadership throughout the EV battery and energy storage supply chain. NOVONIX is committed to continuing to leverage its competitive advantage to expand its offerings and technological know-how into other advanced offerings including lithium-metal and beyond lithium-ion technology with a focus on localization of key elements of the supply chain.
•
Execute on development of synthetic graphite production capacity with plan to expand to 150,000 tonnes per annum by 2030. The Company is targeting annual production capacity of 10,000 tpa of synthetic graphite at its Riverside facility with further plans to expand annual production capacity to 40,000 tpa by 2025 and 150,000 tpa by 2030.
•
Commercialize our proprietary pipeline of advanced battery technologies. We are currently expanding opportunities to work with partners globally to commercialize our proprietary and patent pending cathode production process. Our broader battery technology pipeline contains a number of innovative materials and processes in advanced anodes, cathodes and electrolytes, as well as advanced capabilities and solutions for energy storage applications through our partnership with Emera Technologies Limited, that we continue to develop and believe will be critical to the growth of the clean energy economy.
•
Invest in talent. NOVONIX continues to invest in its personnel through recruitment, training and development to ensure it attracts and retains the best talent in the industry which is critical to the growth of our business.

ANNUAL REPORT - 31 DECEMBER 2022

NOVONIX Enterprise Overview

OPERATIONAL STRUCTURE AT A GLANCE

NOVONIX’s synergistic operating structure, as depicted below, is integral to the company’s current business development and future strategy.

NOVONIX continues to invest in intellectual property for key materials technologies, including anode and cathode materials, that we believe will enhance the performance of long-life EV and ESS applications. Our BTS division, based in Halifax, Nova Scotia, Canada, has a full cell pilot line and extensive cell testing capabilities, and works with Tier 1 customers across the battery value chain.

As led by our Chief Scientific Advisor Jeff Dahn, and as part of our investment in intellectual property, we continue our collaboration with the group led by Dr. Mark Obrovac, a leading battery materials innovator, at Dalhousie University. Pursuant to the terms of the collaborative research agreement with Dalhousie University, NOVONIX exclusively owns all intellectual property developed within the Group without any ongoing obligations to Dalhousie University.

Our NAM division, located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. The global demand for synthetic graphite for use in electric vehicles and energy storage systems is growing rapidly this decade, and NAM is focused on developing North American production capacity to address the significant control currently held by China over this key battery material. The Company plans to reach synthetic graphite production capacities of 10,000 tpa by 2024 aligned with current and potential customer off-take agreements, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030.

In August 2022, the United States Congress passed and President Biden signed into law the Inflation Reduction Act of 2022 (the “IRA”). The IRA includes an estimated $369 billion in investments related to "climate change and energy security,” including tax and other incentives to promote US production of EVs, renewable energy technologies, and critical minerals. NOVONIX is evaluating several provisions that are aimed at bolstering domestic and regional production of critical materials. These include: (1) a $7,500 federal consumer tax credit, starting in 2023 based on the origin of battery materials and localization of manufacturing; (2) new "advanced manufacturing" and production tax credits; (3) $500 million appropriation for enhanced use of the Defense Production Act as economic support under the

ANNUAL REPORT - 31 DECEMBER 2022

banner of national security; and (4) a $40 billion increase in lending authority under Title XVII of the Energy Policy Act of 2005. The impact of the Inflation Reduction Act and other government programs and incentives is unclear. As a result, we are currently unable to predict whether other proposed changes will occur and, if so, when they would be effective or the ultimate impact on us or our business.

NOVONIX BATTERY TECHNOLOGY SOLUTIONS DIVISION

BTS, based in Halifax, Nova Scotia, Canada, provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic, LG, Samsung SDI, and SK Innovation, and numerous consumer electronics and automotive Original Equipment Manufacturers (“OEMs”). The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

In the six months ended 31 December 2022, BTS continued strong revenue growth each quarter with expansion of hardware sales and R&D service offerings by adding and expanding key strategic accounts.

Cathode Materials Technology

BTS has increased its investment in the intellectual property developed around cathode synthesis technology, which the Company believes could enable a substantial reduction in the cost of producing high energy density (high nickel-based) cathode materials. Additionally, it expects to leverage BTS’ battery cell pilot line and cell testing capabilities to further expand the dedicated cathode development team and installed the larger-scale pilot synthesis capabilities to demonstrate the manufacturability of the technology along with the performance in industrial format lithium-ion cells.

NOVONIX’s cathode synthesis technology is well-positioned to become a part of supporting the expected significant growth in the cathode market for the lithium-ion battery industry. These single-crystal materials offer enhanced energy density and long life. NOVONIX’s synthesis technology could further improve the cost, performance, and sustainability of these materials, which would be targeted for use in electric vehicles and energy storage applications.

NOVONIX’s cathode team has opened engagement with multiple current commercial precursor and cathode suppliers to discuss the Company’s technology and current state of demonstration capability in terms of synthesizing capability and performance. In the six months ended 31 December 2022, NOVONIX also engaged with multiple established and potential lithium suppliers in material evaluation programs which build on the Company’s initiatives in cathode precursor as well as final cathode synthesis technology.

In November 2022, BTS announced the opening of its new pilot production facility aimed to position NOVONIX as an industry leader in cathode technology. The program will be housed in a newly opened, 35,000-square-foot facility and leverage NOVONIX’s all-dry cathode synthesis technology to pilot its patent-pending technology for cathode materials production with the target of servicing the rapidly expanding electric vehicle and energy storage sectors. This pilot scale facility will allow the Company to demonstrate the feasibility of large-scale production, with the production target of up to 10 tonnes per annum.

This new facility and pilot program will utilize technology derived from NOVONIX’s proprietary Dry Particle Microgranulation (DPMG) process, which has the potential to minimize waste and reduce cathode manufacturing costs while improving yield. As previously announced, the development of

ANNUAL REPORT - 31 DECEMBER 2022

the cathode facility was supported by funding of C$1 million from the Government of Canada through the Atlantic Canada Opportunities Agency (ACOA) and C$1.675 million from Next Generation Manufacturing Canada. As part of the facility opening, NOVONIX will expand its internal cathode development team and on-site analytical capabilities.

The Company continues to invest in the internal cathode development team and capabilities, while driving process development internally and collaboratively with Dr. Obrovac’s group at Dalhousie University pursuing new intellectual property. The Company also works with multiple established lithium and metal suppliers in material evaluation programs, which build on the Company’s initiatives in cathode precursor as well as final cathode synthesis technology. NOVONIX is positioned to become a market leader in cathode synthesis technology as it pursues these development opportunities.

Other Technologies

In addition to our investment in and development of cathode materials technology, we continue to focus on the development of other materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future.

NOVONIX launched new proprietary cell testing and analytics software service for battery R&D efforts focused on improving time-to-market and reducing battery costs. Based on NOVONIX’s expertise in material evaluation and degradation analysis, our advanced analytics software platform will give higher confidence in predicting cell performance and reliability. The new analytics software is currently being used internally and BTS plans to launch a beta for customers in the second quarter of 2023.

With carbon-neutral policies taking hold across major countries, NOVONIX continues to opportunistically invest in the energy storage system market, which has experienced an increase in demand driven primarily by a significant increase in renewable energy adoption. NOVONIX first announced its partnership with Emera Technologies to develop the innovative battery storage technology in early 2021. More recently, NOVONIX developed a first-of-its-kind microgrid battery prototype to support Emera Technologies’ residential microgrid system, which is operating in a residential pilot project in Florida. This partnership highlights the strategic value BTS provides through working with various companies and industries to identify growth opportunities across the battery value chain.

ANNUAL REPORT - 31 DECEMBER 2022

NOVONIX ANODE MATERIALS DIVISION

The NOVONIX Anode Materials division advances the development and commercialisation of ultra-long-life, high-performance anode material for the lithium-ion battery market focused on electric vehicle and energy storage applications that demand long life and high performance.

In the six months ended December 31, 2022, NAM made significant progress towards expanding production capacity for battery-grade synthetic graphite material. NOVONIX installed and began commissioning production equipment in our 400,000+ square-foot Riverside facility in Chattanooga, Tennessee, the planned site for expansion to at least 10,000 tonnes per year of production capacity by 2024.

Additionally, NAM has progressed further expansion plans beyond Riverside. The team focused on plant design and engineering has begun to work on the 30,000 tpa plant build-out, which includes site selection, plant layout, and engineering design.

NAM produces anode materials to support next steps in customer qualification programs. The Company continues to work with two of the world’s largest battery manufacturers (Samsung SDI and Sanyo, a subsidiary of Panasonic), including providing updated information and samples to support ongoing requirements with plans to deliver mass production samples that will meet manufacturer specifications from our Generation 3 furnaces. Notably, the initial Generation 3 furnace systems have been installed at our Riverside facility, and commissioning continues to progress on track to meet ongoing production targets We continue sampling and testing engagements with other key battery and automotive manufacturers with expansion plans in North America.

Since the United States passed the IRA in August 2022, battery development capacity has accelerated with increased domestic production and robust electric vehicle demand. These recent trends underpin the significance of NOVONIX’s agreement with Phillips 66 in January 2022 for the joint development of new feedstocks and synthetic graphite with reduced carbon-intensive processing. This partnership positions NOVONIX at the forefront of revolutionary solutions that advance the adoption of clean energy.

Aligned with its strategic partnership and investment in KORE Power, NOVONIX will be KORE Power’s exclusive supplier of graphite anode material in North America. In November 2022, KORE Power received strategic financing from investors for the construction of its KOREPlex facility in Phoenix, Arizona, which will begin commercial production in the fourth quarter of 2024. To support KORE Power and other customers’ supply requirements, NOVONIX is expanding production capacity at its Riverside facility to a target of 10,000 tpa output at full operation. Production will begin at a rate of approximately 3,000 tpa in 2024 and ramp up to approximately 12,000 tpa in 2028, to match KORE Power’s contracted volumes.

Through operational growth and by executing on strategic partnerships, NOVONIX has developed proprietary technology that delivers increased energy efficiency, negligible facility emissions, and anode materials that outperform industry standards. In June 2022, NOVONIX released the results of a Life Cycle Assessment (“LCA”), conducted by Minviro Ltd., a London-based, globally recognized sustainability and life cycle assessment consultancy. The LCA showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite

ANNUAL REPORT - 31 DECEMBER 2022

produced in China, and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China. NOVONIX Anode Materials strives for the highest performance while powering the battery materials industry with lower carbon emissions.

NOVONIX Anode Materials division was selected in October 2022 to enter negotiations to receive US$150 million in grant funding from the DOE to expand its domestic production of high-performance, synthetic graphite anode materials. This award, announced by President Biden, is intended to strengthen the North American battery supply chain amidst surging demand and growing calls to onshore these critical industries.

This $3.8 billion DOE funding announcement is the first phase of over $7 billion authorized by the Bipartisan Infrastructure Law to bolster the domestic battery supply chain and supports NOVONIX’s execution of its strategic growth plan for synthetic graphite anode materials produced in the U.S. Specifically, the grant funds will be dedicated to the construction of a 30,000 tpa U.S. manufacturing facility, including site selection, plant layout, and engineering design with capability for additional expansion. Negotiations will cover final project details including total project costs, operational milestones, and timing of access to grant funds. Under the terms of the grant, government funds must be at least matched by the recipient.

In October 2022, NAM was selected to submit a formal application to the Department of Energy Loan Programs Office. The LPO provides low-interest loans to support the manufacture of eligible vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (the “ATVM”), authorized by the Energy Independence and Security Act of 2007. Through the ATVM, the LPO can provide access to debt capital that is priced at U.S. Treasury Rates for auto manufacturing projects in the United States, and provide financing that meets the specific needs of individual borrowers. LPO has experience with corporate, structured corporate, and limited recourse project finance loans. Additionally, LPO has capacity to finance large projects as a sole lender or to fill gaps in financing as part of a group of lenders.

To address growing industry demand, NAM remains on track to be a leading supplier of synthetic graphite in the United States for anode battery materials. Discussions are continuing with Tier 1 OEM EV companies and cell manufacturers to qualify and negotiate off-take agreements from both our Riverside and proposed greenfield anode materials facilities. The Company continues working towards delivering the 10,000 tpa of synthetic graphite production capacity of our Riverside facility and plans to add an incremental 30,000 tpa of productive capacity by 2025 and reach 150,000 tpa of total synthetic graphite capacity by 2030.

Companies are seeking partnerships with dependable and qualified suppliers who can accelerate execution and scale production of high-performance anode materials quickly within their domestic markets. The NOVONIX Anode Materials division is well-positioned to capitalise on international collaboration opportunities, having shown industry excellence in material production and a demonstrated track record of scalability.

ANNUAL REPORT - 31 DECEMBER 2022

MOUNT DROMEDARY

The Mount Dromedary Graphite Project is a world-class, high-grade (18%+) natural graphite deposit located in Northern Queensland, Australia.

Despite the favourable characteristics of this natural graphite deposit, exploration was put on hold given the substantially more favourable investment opportunities for the Company through the manufacturing of advanced battery anode materials and the development of new battery technologies. During the year ended 30 June 2022, management initiated a strategic review of the graphite deposit asset, and management continues to assess opportunities and holds the project in good standing while monitoring the market.

TENEMENT LIST

Tenement	Permit Holder	Grant date	NVX Rights	Expiry date
EPM 26025	Exco Resources Limited	14/12/2015	100% (Sub-Blocks Normanton 3123 D, J, N, O and S)	13/12/2025
EPM 17323	MD South Tenements Pty Ltd (Subsidiary of NOVONIX Limited)	20/10/2010	100%	19/10/2024
EPM 17246	MD South Tenements Pty Ltd	26/10/2010	100%	25/10/2024

END OF REVIEW OF OPERATIONS AND ACTIVITIES

ANNUAL REPORT - 31 DECEMBER 2022

DIRECTORS’ REPORT

For the Six Months Ended 31 December 2022

Your Directors present the following report for the six-month period ended 31 December 2022 together with the consolidated financial report of NOVONIX Limited (the Company) and its subsidiaries (referred to hereafter as the Group) and the auditor’s report thereon. The report is for the six-month period ended 31 December 2022 as the Company changed its year end to align the Company’s financial year with that of its industry peers.

DIRECTORS AND COMPANY SECRETARY

The following persons were Directors of NOVONIX Limited during the financial period:

Dan Akerson – appointed 27 October 2022

Tony Bellas

Robert Cooper

Ron Edmonds – appointed 27 October 2022

Zhanna Golodryga

Andrew Liveris

Admiral Robert Natter

Jean Oelwang

The Company Secretary is Suzanne Yeates. Appointed to the position of Company Secretary on 18 September 2015, Ms. Yeates is a Chartered Accountant and Founder and Principal of Outsourced Accounting Solutions Pty Ltd. She holds similar positions with other public and private companies.

PRINCIPAL ACTIVITIES

During the six-month period, the principal activities of the Group included investment in scalability efforts to increase production capacity of anode materials, commercialisation of the Company’s cathode technology and expansion of cell assembly and testing capabilities.

DIVIDENDS

The Directors do not recommend the payment of a dividend. No dividend was paid during the six-month period.

REVIEW OF OPERATIONS

The Group elected to change its fiscal year end from 30 June to 31 December to better align the reporting of the Group’s results with its industry peers. The Group also elected to change its presentation (reporting) currency from Australian to US dollars commencing with the six-month period ended 31 December 2022. The Company believes that the change in reporting currency will enhance the relevance of its financial information and comparability with its industry peer group, the majority of which report in US dollars. Comparative financial information for comparative financial periods has been translated into US dollars using the procedures outlined in note 34 to the financial statements.

ANNUAL REPORT - 31 DECEMBER 2022

Information on the operations and financial position of the Group and its business strategies and prospects are set out in the review of operations and activities on pages 2-10 of this annual report.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs of the Group during the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Comments on likely developments and expected results of operations are included in the review of operations and activities on pages 2-10.

EVENTS SINCE THE END OF THE FINANCIAL YEAR

There have been no matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

ENVIRONMENTAL REGULATIONS

The Group is subject to environmental regulations in respect of its exploration and development activities in Australia and its operations in the United States and Canada, and is committed to undertaking all its operations in an environmentally responsible manner.

To the best of the Directors’ knowledge, the Group has adequate systems in place to ensure compliance with the requirements of all environmental legislation and are not aware of any breach of those requirements during the financial year and up to the date of the Directors’ report.

ANNUAL REPORT - 31 DECEMBER 2022

INFORMATION ON DIRECTORS

The following information is current as at the date of this report.

Admiral R J Natter. Chair – non-executive
Experience and expertise	Robert J. Natter retired from active military service with the US Navy in 2003 and now has 17 years’ experience in the private sector of the US and Australia markets.

During his Navy career, Admiral Natter served as the Commander of the US Seventh Fleet, controlling all U.S. Navy operations throughout the western Pacific and Indian Oceans. As a four-star Admiral, Natter was Commander in Chief of the U.S. Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases and the training and readiness of all Navy ships, submarines, and aircraft squadrons based there.

He is on the Board and chairs the Governance and Compensation Committee of Allied Universal Security Company with over 700,000 employees worldwide. He also serves on the Board of Intellisense (ISI), a privately held technology company based in Torrance, California.

He also serves on the U.S. Naval Academy Foundation Board and was Chairman of the Academy Alumni Association, representing over 60,000 living Academy alumni. He also served on the Navy Seal Museum and the Yellow Ribbon Fund Boards.

Other current directorships	N/A
Former listed directorships in last 3 years	Non-executive Director of Corporate Travel Management Limited (2014-2020).
Special responsibilities	Chairman Chair of the Nominating and Corporate Governance Committee
Interests in shares and options	2,132,758 ordinary shares 1,500,000 options 77,258 share rights

ANNUAL REPORT - 31 DECEMBER 2022

A G Bellas. Deputy Chair – non-executive
Experience and expertise

Mr. Bellas was the inaugural Chair of the Company on his appointment in August 2015. He brings over 35 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, he held the position of CEO of Ergon Energy Ltd, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy Ltd, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-fired and coal-fired plants at four locations. Mr. Bellas previously had a long career with Queensland Treasury, achieving the position of Deputy Under Treasurer.

Mr. Bellas is a director of the listed companies shown below and is also a director of Healthcare Logic Global Ltd, Loch Explorations Pty Ltd, Green and Gold Minerals Pty Ltd and Burlington Mining Pty Ltd.

Other current directorships	Chairman of intelliHR Limited and Deputy Chairman of State Gas Limited.
Former listed directorships in last 3 years	Chairman of Corporate Travel Management Ltd (ceased 2019). Chairman of ERM Power Ltd (ceased 2019). Chairman of Shine Justice Limited (ceased 2020).
Special responsibilities	Chair of the Audit & Risk Committee Member of the Remuneration Committee Member of the Nominating and Corporate Governance Committee
Interests in shares and options	2,412,374 ordinary shares 69,995 share rights

ANNUAL REPORT - 31 DECEMBER 2022

Andrew N. Liveris. Non-Executive Director
Experience and expertise

A recognised global business leader with more than 40 years at the Dow Chemical Company, Mr. Liveris' career has spanned roles in manufacturing, engineering, sales, marketing, and business and general management around the world.

During more than a decade as Dow’s CEO, Mr. Liveris led Dow’s transformation from a cyclical commodity chemicals manufacturing company into a global specialty chemical, advanced materials, agro-sciences, and plastics company.

Andrew is a director of the listed companies shown below and has also been appointed as the Chair of the Brisbane Organising Committee for the 2032 Olympic and Paralympic Games.

Other current directorships

Chairman of Lucid Motors (NASDAQ: LCID)

Non-executive director of Saudi Arabian Oil Company (Saudi Aramco) and Worley Parsons Limited (ASX: WOR).

Non-executive director of International Business Machines (IBM) Corporation (NYSE: IBM).

Former listed directorships in last 3 years	None.
Special responsibilities	N/A
Interests in shares and options	9,198,794 ordinary shares 9,000,000 options 69,995 share rights

R Cooper. Non-Executive Director
Experience and expertise

Mr. Cooper is a mining engineer with almost 30 years' industry experience, having held leadership roles across a diverse range of commodities, both in Australia and overseas. He has a broad foundation of operating and technical experience in both operations and project development. Mr. Cooper has previously held leadership positions with BHP Billiton as General Manager of Leinster Nickel Operations within Nickel West, and as Asset President of Ekati Diamonds in Canada. He more recently held senior positions with Discovery Metals as General Manager-Operations in Botswana and as General Manager-Development. Robert is currently the CEO of Round Oak Minerals Pty Limited, a 100% owned subsidiary of the Washington H. Soul Pattinson Group of companies.

Other current directorships	N/A
Former listed directorships in last 3 years	Non-executive Director of Verdant Minerals Limited (ceased 2019). Non-executive Director of Syndicated Metals Limited (ceased 2019).
Special responsibilities	Member of the Audit & Risk Committee. Chairman of the Remuneration Committee.
Interests in shares and options	652,612 ordinary shares 200,000 options 69,995 share rights

ANNUAL REPORT - 31 DECEMBER 2022

Z Golodryga. Non-executive Director
Experience and expertise

A recognised global business leader with more than 35 years in the Oil & Gas Energy industry, Mrs. Golodryga’s career has spanned roles in Engineering, Information Technology, Business Transformation, and general management around the world.

During more than five years as Chief Digital and Administrative Officer at Phillips 66, Mrs. Golodryga led Phillips 66’s transformation into a global Digital Energy leader in the industry. Mrs. Golodryga brings over 20 years’ experience as a senior Information Technology, Procurement, and Digital Transformation executive in the energy industry.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of the Audit & Risk Committee.
Interests in shares and options	N/A^

^Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by, and all equity instruments granted to, Ms Zhanna Golodryga are paid or granted directly to Phillips 66.

J Oelwang. Non-Executive Director
Experience and expertise

Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the US. This included roles in marketing, customer service, sales, and as a CEO.

Over the last 17 years, she has been the CEO and President of Virgin Unite, helping lead the incubation and start-up of several global initiatives, many with a focus on sustainability, including: The Elders, The B Team, The Carbon War Room (merged with RMI), Ocean Unite, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy.

She is on the Advisory Council of The Elders, is a B Team leader, is the cofounder of Plus Wonder, and the author of the book Partnering.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of Remuneration Committee. Member of the Nominating and Corporate Governance Committee
Interests in shares and options	79,165 share rights

ANNUAL REPORT - 31 DECEMBER 2022

R Edmonds. Non-Executive Director
Experience and expertise

Ron Edmonds is the Controller, Vice President of Controllers and Tax and the Chief Accounting Officer for Dow, a material science company with 2022 sales of $57 billion. He was formerly the Co-Controller of DowDuPont, a $73 billion holding company comprised of The Dow Chemical Company and DuPont which was spun into three independent, publicly traded companies in agriculture (Corteva), materials science (Dow) and specialty products sectors (DuPont). Edmonds leads all aspects of Dow’s Controllers & Tax organizations, overseeing 1250 employees and is responsible for all accounting, management reporting, external reporting, statutory reporting, internal controls, finance systems, tax planning, tax operations & strategy, and tax controversy globally for 500 legal entities. He oversees all corporate controls that guide enterprise strategy, investment decisions, and global initiatives for Dow.

He is a member of the Public Accounting Oversight Board’s Standards and Emerging Issues Advisory Group and the IFRS Advisory Council.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of the Audit & Risk Committee.
Interests in shares and options	N/A

D Akerson. Non-Executive Director
Experience and expertise

Daniel F. Akerson, a graduate of the U.S. Naval Academy, is one of the nation’s most seasoned senior executives. He has extensive management, operating and turn-around experience having served as Chairman, Chief Executive Officer, President or Vice Chairman of major companies, including General Motors, The Carlyle Group, General Instrument, MCI Communications and Nextel Communications.

Mr. Akerson is the Chairman of the Akerson Family Foundation, a Member and Lead Director of the Board of Directors of the Lockheed Martin Company, and a Member of the United States Naval Academy Foundation, serving 6 years as the Chairman.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of the Remuneration Committee Member of the Nominating and Corporate Governance Committee
Interests in shares and options	25,000 American Depository Receipts

ANNUAL REPORT - 31 DECEMBER 2022

MEETINGS OF DIRECTORS

The number of meetings of the Company’s Board of Directors and of each Committee held during the six-month period ended 31 December 2022, and the number of meetings attended by each Director were:

	Full meetings of Directors		Meetings of Audit & Risk Committee		Meeting of the Remuneration Committee		Meeting of the Nominating and Corporate Governance Committee
	A	B	A	B	A	B	A	B
Admiral R J Natter D Akerson	3 2	3 2	N/A N/A	N/A N/A	N/A 1	N/A 1	1 N/A	1 N/A
A Bellas	3	3	1	1	3	3	1	1
R Cooper R Edmonds	3 2	3 2	1 -[1]	1 -	3 N/A	3 N/A	N/A N/A	N/A N/A
Z Golodryga	3	3	1	1	N/A	N/A	N/A	N/A
A Liveris J Oelwang	2 3	3 3	N/A N/A	N/A N/A	1 2	1 3	N/A 1	N/A 1

1 R Edmonds is a member of the Audit & Risk Committee, however no Audit & Risk Committee meetings have been held since his appointment.

A = Number of meetings attended

B = Number of meetings held during the time the director held office, was a member of the committee during the year and was not absent from a meeting due to a conflict of interest.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT

The remuneration report has been audited as required by s308 (3C) of the Corporations Act 2001.

The Directors present the NOVONIX Limited 2022 remuneration report, outlining key aspects of our remuneration policy and framework, and remuneration awarded this six-month period.

The report is structured as follows:

(a)
Key management personnel (KMP) covered in this report
(b)
Remuneration policy and link to performance
(c)
Elements of remuneration
(d)
Remuneration expenses for executive KMP
(e)
Contractual arrangements for executive KMP
(f)
Non-executive Director arrangements
(g)
Additional statutory information
(a)
Key management personnel covered in this report

Non-executive and Executive Directors (see pages 13 to 17 for details about each Director)
R Natter (Non-executive Chairman)
D Akerson (Non-executive Director) (appointed 27 October 2022)
G Baynton (Non-executive Director) (ceased 30 November 2021)
A Bellas (Deputy Chairman)

R Cooper (Non-executive Director)

R Edmonds (Non-executive Director) (appointed 27 October 2022)

Z Golodryga (Non-executive Director)

A Liveris (Non-executive Director)

J Oelwang (Non-executive Director)

T St Baker (Non-executive Director) (ceased 26 May 2022)

Other key management personnel

Name	Position
J C Burns	Group CEO
N Liveris	Group CFO
R Buttar	Chief Legal & Administrative Officer

Changes since the end of the reporting period

There have been no changes to key management personnel since the end of the reporting period.

(b)
Remuneration policy and link to performance

The Remuneration Committee (“Committee”) is made up of a majority of independent non-executive directors. The Committee reviews and determines the remuneration policy and structure annually to ensure it remains aligned to business needs and meets our remuneration principles. From time to time, the Committee also engages external remuneration consultants to assist with this review, see page 33 for further information. In particular, the Board aims to ensure that remuneration practices are:

•
competitive and reasonable, enabling the Company to attract and retain key talent
•
aligned to the Company’s strategic and business objectives and the creation of shareholder value
•
transparent and easily understood, and
•
align with shareholder interests and are acceptable to shareholders

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Element	Purpose	Performance metrics	Potential value	Changes for six-months ended 31 December 2022
Fixed remuneration (FR)	Provide competitive market salary including superannuation and non-monetary benefits	Nil	Positioned at market (50th percentile).	None
STI	Reward for in-year performance	Based on Group KPIs.	Positioned at market (ranging from 75% to 100% of fixed remuneration).	None
LTI	Alignment to long-term shareholder value	50% retention, 50% based on Group KPIs.	Positioned at market. Variable subject to share price and other inputs.	None

Balancing short-term and long-term performance

Annual incentives for the six-months ended 31 December 2022 were set at the 50th market percentile, referencing a peer group selected by AON, external remuneration consultant, and endorsed by the Board.

Long term incentives for the six-months ended 31 December 2022 were set at the 25th market percentile and are designed to promote long-term stability in shareholder returns.

Assessing performance

The Board is responsible for assessing performance against KPIs and determining the STI and LTI to be paid.

(c)
Elements of remuneration
(i)
Fixed annual remuneration (FR)

Executives receive their fixed remuneration as cash. FR is reviewed annually and is benchmarked against market data for comparable roles in companies operating in North America, in similar industries and with similar market capitalisation. The Board has the flexibility to take into account capability, experience, value to the organisation and performance of the individual.

Superannuation is included in FR for executives.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

(ii)
Short term incentives

KPIs were set for the financial period 1 July 2022 through to 30 June 2023. Following the change in financial year for the Group to 31 December, assessment against the KPIs based on executive performance during the six-month period ended 31 December 2022 has been completed. MP were eligible to receive a cash bonus of between 75% to 100% of their base salary.

The Company is executing its strategy and to deliver the business outcomes outlined in its long-term plans. KPIs were set on a twelve-month basis and evaluated based on expected progress at the six month mark based on the shortening of the fiscal year to align with the calendar year end. As shown by the performance table below, the Company met the majority of its targets but was below expectations on several items. The Board feels the Company is addressing any short falls in the targeted areas to continue progress towards the Company’s overall long-term plans and performance. Specifically, the Company prioritizes health and safety of its employees at all sites having operated with zero recordable injuries during the period, while building robust data and cyber security programs. The Company experienced supply chain delays, a shift of volume requirements from its customer and displayed capital prudence in the installation of equipment at the Riverside plant, which in turn resulted in operational progress at the NOVONIX Anode Materials division to be below the set targets. The Board recognized the positive management decisions, but targets were not adjusted when evaluating performance.

For the six-months ended 31 December 2022, the Board has awarded senior management 77.5% of the maximum short-term incentives. Key Management Personnel also received benefits in the form of shares and performance rights after satisfying the required service and performance conditions.

The Company reserves the right to pay any STI cash bonus by way of an issue of fully paid ordinary shares at the sole discretion of the Board. For the purpose of calculating the number of shares to be issued to the executive, the issue price of the shares shall be based on the 10 day volume weighted average price of shares.

If an executive does not achieve each of the KPIs during the financial year, the Remuneration Committee, using its discretion, shall recommend to the Board the appropriate pro rata STI cash bonus to be received by the Executive. The Board shall make this determination for all Executives.

Management’s performance against key measures and impact on their short-term incentive for the six-months ended 31 December 2022 are set out in the table on the following page.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Metric	Weighting	Targets	Performance
Health and Safety	10%	Safety incident and TRIFR targets aligned with sector benchmarks	Met Targets
		Site employee and data safety processes and control targets	Below Targets
NAM Operational	25%	Production equipment installation targets	Below Targets
		New expansion site targets	Met Targets
		Supply chain and growth planning targets	Met Targets
Technology Growth and Opportunities	25%	Product qualification and customer progress at NAM targets	Below Targets
		Product development progress for cathode technology targets	Met Targets
		New products and services development targets	Met Targets
		Intellectual property development and protection targets	Met Targets
People and Talent	15%	HR programs, processes and metric targets	Met Targets
		ESG program targets	Met Targets
Financial Performance	25%	Financial performance and funding opportunities targets	Met Targets

Note: Performance measures of each metric and contributing targets were measured versus specific targets and deliverables where less than 90% was deemed below target; greater than 90% was deemed to have met target and greater than 105% was deemed to have exceeded the target measure.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

(iii)
Long-term incentives

Executive KMP participate in the Long-Term Incentive Program (“LTIP”) comprising grants of performance rights, with varying vesting conditions.

During the year ended 30 June 2022, the Board received advice from an independent remuneration consultant and reviewed the structure of the Group’s current incentive plans based on market practice and feedback received from both investors and proxy advisors. As a result of this review, the Board determined that the payment of any long-term incentives will be structured through the issue of performance rights at the commencement of an assessment period. Consistent with general practice for the award of long-term incentives to executives in the United States, the vesting of the LTI awards into shares will be structured as 50% performance based and 50% time based (retention), with the dollar value of the LTI award for the relevant financial year being converted into a fixed number of Performance Rights based on the market value of NOVONIX shares at the time of grant.

The Performance Rights will vest and convert into shares at the end of the assessment period, based on the satisfaction of the performance criteria set for those Performance Rights, with any unvested Performance Rights lapsing. The long-term incentives will be issued as Performance Rights under the Company’s existing Performance Rights Plan.

Performance Rights

The following performance rights were granted to KMP during the financial year:

Executive	Grant Date	Number of rights	Vesting date	Vesting Conditions
Chris Burns	26/10/2022	1,137,700	30/06/2025	Vest subject to continued employment
	26/10/2022	1,137,700	30/06/2025

Vest subject to achievement of revenue, for the 12-month period preceding vesting date as follows:

a)
0-50% of award for linear revenue up to USD$75M
b)
50-100% of award for incremental revenue linearly from USD$75m - $180m.

Nick Liveris	26/10/2022	389,200	30/06/2025	Vest subject to continued employment
	26/10/2022	389,200	30/06/2025

Vest subject to achievement of revenue, for the 12-month period preceding vesting date as follows:

c)
0-50% of award for linear revenue up to USD$75M

50-100% of award for incremental revenue linearly from USD$75m - $180m.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Executive	Grant Date	Number of rights	Vesting date	Vesting Conditions
Rashda Buttar	26/10/2022	179,650	30/06/2025	Vest subject to continued employment
	26/10/2022	179,650	30/06/2025

Vest subject to achievement of revenue, for the 12-month period preceding vesting date as follows:

d)
0-50% of award for linear revenue up to USD$75M

50-100% of award for incremental revenue linearly from USD$75m - $180m.

Options

No options have been awarded to Directors or KMP during the financial year.

(d)
Link between remuneration and performance

During the six-month period, the Group has incurred losses from its principal activities supplying advanced battery materials, equipment and services to the global battery market. As the Company is still growing the business, the link between remuneration, corporate performance and shareholder value is difficult to define. The Company’s share price is influenced by, inter alia, fluctuations in current and expected demand for electric vehicles and ESS, technology adoption, international market prices for battery anode materials, and general market sentiment towards the battery materials and lithium-ion battery sectors, and, as such, increases or decreases in share price may occur quite independently of Executive performance or Company performance.

Given the nature of the Group’s activities and the consequential operating results, no dividends have been paid or proposed. There have been no returns of capital in the current or previous financial periods. The details of market price movements are as follows:

Period	Share price AUD
Six-month period ended 31 December 2022 Year ended 30 June 2022 Year ended 30 June 2021 Year ended 30 June 2020 Year ended 30 June 2019	$1.47 $2.28 $2.22 $0.87 $0.44
(e)
Remuneration expenses for executive KMP

The following table shows details of the remuneration expense recognised for the Group’s executive key management personnel and non-executive Directors, for the current period and previous financial year measured in accordance with the requirements of the accounting standards.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Six-month period ended 31 December 2022 – All amounts are shown in USD.

Name	Fixed remuneration			Variable remuneration
	Cash salary	Post- employment benefits	Non-monetary benefits[2]	STI	Performance/Share rights	Options	Total
Key Management Personnel
Chris Burns	303,971	5,714	975	250,635	2,270,362	11,394	2,843,051
Nick Liveris	200,000	4,527	9,536	155,000	600,418	2,445	971,926
R Buttar	185,250	-	4,422	108,984	677,226	-	975,882
Non-executive Directors
D Akerson (Appointed 27/10/2022)	9,583	-	-	-	-	-	9,583
A Bellas	45,547	4,782	-	-	68,758	-	119,087
R Cooper	33,582	3,526	-	-	68,758	-	105,866
R Edmonds (Appointed 27/10/2022)	10,000	-	-	-	-	-	10,000
Z Golodryga	30,000	-	-	-	68,758	-	98,758
A Liveris	23,318	2,448	-	-	68,758	-	94,524
R Natter	56,388	-	-	-	82,872	-	139,260
J Oelwang	30,708	-	-	-	86,578	-	117,286
Total KMP remuneration expensed	928,347	20,997	14,933	514,619	3,992,488	13,839	5,485,223

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Twelve month period ended 30 June 2022 – All amounts are shown in USD.

Name	Fixed remuneration			Variable remuneration
	Cash salary	Post- employment benefits	Non-monetary benefits[2]	STI	Performance/Share rights	Options[1]	Total
Key Management Personnel
Chris Burns	637,738	12,755	1,921	646,800	2,984,523	219,720	4,503,457
Nick Liveris	400,513	47,627	-	400,000	1,898,427	77,331	2,823,898
R Buttar	361,944	53,271	-	180,750	494,025	-	1,089,990
Non-executive Directors
R Natter (Exec from 24/9/2020 to 30/11/2021)	124,333	-	-	-	1,707,416	40,967	1,872,716
A Bellas	123,934	12,393	-	-	2,279,066	-	2,415,393
G A J Baynton (Ceased 30/11/2021)	22,525	2,253	-	-	238,187	-	262,965
R Cooper	69,847	6,985	-	-	571,650	-	648,482
A Liveris	51,521	5,152	-	-	571,650	368,703	997,026
Z Golodryga (Appointed 20/10/2021)	43,146	-	-	-	151,998	-	195,144
J Oelwang (Appointed 2/3/2022)	14,084	-	-	-	-	-	14,084
T St Baker (Appointed 24/09/2020)	41,578	4,158	-	-	515,264	-	561,000
Total KMP remuneration expensed	1,891,163	144,594	1,921	1,227,550	11,412,206	706,721	15,384,155

1 Performance rights, share rights and options are expensed over the performance period, which starts at the earlier of the year or employment start date, and continues throughout the subsequent vesting period.

2 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

(f)
Contractual arrangements with executive KMPs

Component	Chris Burns	Nick Liveris	Rashda Buttar
Annual fixed remuneration	USD$646,800	USD$400,000	USD$375,000
Contract duration	Ongoing contract	Ongoing contract	Ongoing contract
Notice by the individual / company	3 months	3 months	3 months

An external remuneration consultant is engaged to benchmark executive salaries, with those salaries positioned at the 50th percentile of the peer group. The peer companies consist of 20 US companies from Public Materials, Industrials, Consumer Discretionary and Technology Hardware industries with revenue of less than USD$1B and market capitalisations between USD$700M and USD$6.5B.

The cash salary, for Chris Burns, in the Remuneration table on page 25 represents the USD translated amount of the salary he received in CAD.

(g)
Non-executive Director arrangements

Non-executive Director remuneration includes both a cash component and an annual grant of equity awards using a value-based approach, by issuing Share Rights to Non-Executive Directors of the Company each financial year with a fixed US dollar value of USD$110,000.

At the 2022 AGM, the Shareholders approved the issue of the FY2023 Share Rights (covering the period 1 July 2022 to 30 June 2023) to Directors. The number of Share Rights issued was calculated by dividing the value of the Share Rights (USD$110,000) by the closing share price of the Company’s Shares on the ASX on 30 June 2022 and the USD/AUD spot rate as at 30 June 2022. The Share Rights will automatically vest on 30 June 2023.

If a Non-Executive Director is appointed during the financial year, the number of Share Rights to be issued comprises a pro-rata amount of the USD 110,000 value of the Share Rights, based on the date of the Non-Executive Directors appointment, as a proportion of the financial year. The number of Share Rights is then calculated by dividing the value of the Share Rights by the closing share price of the Company’s shares on the ASX and the USD/AUD spot rate on the trading day immediately prior to the Non-Executive Director’s appointment.

If a Non-Executive Director ceases to hold office as a Director prior to the vesting date, that person's Share Rights will lapse, and they will be entitled to a pro-rata amount of shares representing the proportion of the relevant financial year that such person was appointed as a Non-Executive Director.

Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by, and all equity instruments granted to, Ms Zhanna Golodryga are paid or granted directly to Phillips 66.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

The table below shows the value of share rights that were granted, exercised and forfeited during the six-month period ended 31 December 2022.

Non-executive Director Share Rights
2022	Number granted	Value granted AUD[1] $	Value exercised AUD[1] $	Number forfeited	Value forfeited
D Akerson	-	-	-	-	-
A Bellas	69,995	202,986	155,100	-	-
R Cooper	69,995	202,986	155,100	-	-
R Edmonds	-	-	-	-	-
Z Golodryga	69,995	202,986	41,240	-	-
A Liveris	69,995	202,986	155,100	-	-
R Natter	77,258	224,048	-	-	-
J Oelwang	79,165	229,579	-	-	-

1. Amounts are disclosed in AUD as the value is determined based on the ASX share price, which is denominated in AUD.

The non-executive directors received the following cash fees:

$ USD
Chairman	106,000
Base non-executive Director fee	50,000
Chair of Audit & Risk Committee	20,000
Member of Audit & Risk Committee	10,000
Chair of Nominating and Corporate Governance Committee	10,000
Member of Nominating and Corporate Governance Committee	5,000
Chair of Remuneration Committee	15,000
Member of Remuneration Committee	7,500

The current base fees were reviewed with effect from 1 September 2022.

The maximum annual aggregate non-executive Directors’ fee pool limit is USD$600,000 (excluding share-based payments) and was approved by shareholders at the 2021 Annual General Meeting.

Any director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director may be paid extra remuneration as determined by the directors, which will not form part of the aggregate fee pool limit above. Non-executive directors are not entitled to any performance-related remuneration or retirement allowances outside of statutory superannuation entitlements.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

All Non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment. The letter summarises the Board policies and terms, including remuneration relevant to the office of Director.

REMUNERATION REPORT (CONTINUED)

(h)
Additional statutory information
(i)
Performance based remuneration granted, forfeited and cancelled during the year

The table below shows for each KMP how much of their STI cash bonus was awarded and how much was forfeited. It also shows the value of performance rights that were granted, exercised, forfeited and cancelled during the six-month period ended 31 December 2022. The number of performance rights and percentages vested/forfeited for each grant are disclosed in section (ii) on page 34 below.

	Total STI bonus			LTI performance rights
2022	Total STI opportunity (% of base salary)	Awarded %	Forfeited %	Value granted AUD $	Value exercised AUD $*
C Burns	100%	77.5%	22.5%	6,598,660	-
N Liveris	100%	77.5%	22.5%	2,257,360	-
R Buttar	75%	77.5%	22.5%	2,117,813	-

* The value at the exercise date of options/performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at that date.

(ii)
Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Name Grant Date	Vesting Date	Expiry Date	Number Under Option	Exercise Price AUD $	Value per Option at Grant date AUD $	Performance Achieved	Vested %
C Burns
13/03/2019	31/03/2025~	Cessation of employment	850,000	$0.50	$0.54	-	-
13/03/2019	30/04/2025~	Cessation of employment	850,000	$0.50	$0.55	-	-
13/03/2019	31/05/2025~	Cessation of employment	850,000	$0.50	$0.56	-	-
13/03/2019	30/06/2025~	Cessation of employment	850,000	$0.50	$0.56	-	-
13/03/2019	30/06/2025~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/07/2025~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/08/2025~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/08/2025~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	30/09/2025~	Cessation of employment	850,000	$0.50	$0.58	-	-
13/03/2019	30/09/2025~	Cessation of employment	850,000	$0.50	$0.58	-	-
N Liveris
21/11/2019	31/03/2025~	Cessation of employment	250,000	$0.50	$0.36	-	-
21/11/2019	30/04/2025~	Cessation of employment	250,000	$0.50	$0.37	-	-
21/11/2019	31/05/2025~	Cessation of employment	250,000	$0.50	$0.38	-	-
21/11/2019	30/06/2025~	Cessation of employment	250,000	$0.50	$0.38	-	-
21/11/2019	30/06/2025~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/07/2025~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/08/2025~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/08/2025~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	30/09/2025~	Cessation of employment	250,000	$0.50	$0.40	-	-
21/11/2019	30/09/2025~	Cessation of employment	250,000	$0.50	$0.40	-	-

~ These options vest in 10 equal tranches upon the achievement of progressive incremental production milestones of 1,000 tonnes. The vesting dates in the table represent the current estimate of when the vesting conditions will be met.

The number of options over ordinary shares in the Company provided as remuneration to key management personnel is shown in the table below on page 33. The options carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share of NOVONIX Limited.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration in the current or a future reporting period are as follows:

	Number	Grant date	Vesting date	Vesting Conditions	Grant date fair value per unit AUD $
C Burns	1,412,000	28/01/2022	30/06/2024	Vest subject to achievement of revenue for the period 1 July 2023 to 30 June 2024: a) 0-50% of award for linear revenue up to USD$45M b) 50-100% of award for incremental revenue linearly from USD$45m - $105m.	$7.21
N Liveris	667,831	26/10/2022	30/06/2024		$2.90
R Buttar	255,238	28/01/2022	30/06/2024		$7.21
C Burns	2,275,400	26/10/2022	30/06/2025	Vest subject to achievement of revenue, for the 12-month period preceding vesting date as follows: a) 0-50% of award for linear revenue up to USD$75M b) 50-100% of award for incremental revenue linearly from USD$75m - $180m.	$2.90
N Liveris	778,400	26/10/2022	30/06/2025		$2.90
R Buttar	359,300	26/10/2022	30/06/2025		$2.90
R Buttar Tranche 1 Tranche 2 Tranche 3 Tranche 4	120,610 120,611 120,610 120,610	01/07/2022 01/07/2022 01/07/2022 01/07/2022	01/07/2022 01/07/2022 01/07/2022 01/07/2022	None	$2.23
R Buttar Tranche 1 Tranche 2 Tranche 3	37,500 37,500 37,500	6/10/2021 6/10/2021 6/10/2021	22/04/2023 22/04/2024 22/04/2025	None	$4.92 $4.92 $4.92

The number of performance rights over ordinary shares in the Company provided as remuneration to key management personnel is shown on page 34. The performance rights carry no dividend or voting rights. Rights granted are dependent on the recipient remaining in employment, or achievement of performance related vesting conditions, by the vesting date.

Upon vesting, each performance right is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights vest, the rights will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Share rights

The terms and conditions of each grant of share rights affecting remuneration in the current or a future reporting period are as follows:

	Number	Grant date	Vesting date	Grant date fair value per unit AUD $
A Bellas	69,995	26/10/2022	30/06/2023	$2.90
R Cooper	69,995	26/10/2022	30/06/2023	$2.90
Z Golodryga	69,995	26/10/2022	30/06/2023	$2.90
A Liveris	69,995	26/10/2022	30/06/2023	$2.90
R Natter	69,995	26/10/2022	30/06/2023	$2.90
R Natter	7,263	26/10/2022	26/10/2022	$2.90
J Oelwang	69,995	26/10/2022	30/06/2023	$2.90
J Oelwang	9,170	26/10/2022	26/10/2022	$2.90

The number of share rights over ordinary shares in the Company provided as remuneration to key management personnel is shown on page 35. The share rights carry no dividend or voting rights.

These share rights did not have any performance related vesting conditions.

Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a Non-Executive Director ceases to hold office before the share rights vest, the rights will vest on a pro rata basis representing the proportion of the relevant financial year that such a person served as a Non-Executive Director. For example, if a Non-Executive Director who is issued share rights ceases to hold office halfway through the financial year, then that Non-Executive Director will only be entitled to half of the shares initially awarded.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

(iii)
Reconciliation of options, performance rights, share rights and ordinary shares held by KMP

The table below shows a reconciliation of options held by each KMP from 1 July 2022 to 31 December 2022.

Options

2022 Name & Grant dates	Balance at the start of the period		Granted as compensation	Vested				Balance at the end of the period
	Unvested	Vested		Number	%	Exercised	Expired	Vested and exercisable	Unvested
R Natter 22 Nov 2018 31 July 2019	- -	500,000 1,000,000	- -	- -	- -	- -	- -	500,000 1,000,000	- -
R Cooper 22 Nov 2018	-	200,000	-	-	-	-	-	200,000	-
A Liveris 31 July 2019	-	9,000,000	-	-	-	-	-	9,000,000	-
C Burns 13 March 2019 24 May 2019	8,500,000 -	- 1,000,000	- -	- -	- -	- -	- -	- 1,000,000	8,500,000 -
N Liveris 31 July 2019 21 November 2019	- 2,500,000	1,000,000 -	- -	- -	- -	- -	- -	1,000,000 -	- 2,500,000

No options were exercised by KMP during the financial year.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

The table below shows how many performance rights were granted and vested during the period. No performance rights were forfeited during the period.

Performance Rights

Name & Grant dates	Balance at the start of the period		Granted as compensation	Vested during the period	Exercised during the period	Lapsed during the period	Balance at the end of the period		Maximum value yet to vest*
	Unvested	Vested					Unvested	Vested	US$
C Burns 28 January 2022 26 October 2022	1,412,000 -	- -	- 2,275,400	- -	- -	- -	1,412,000 2,275,400	- -	4,926,122 3,748,073
N Liveris 26 October 2022 26 October 2022	- -	- -	667,831 778,400	- -	- -	- -	667,831 778,400	- -	817,281 1,282,192
R Buttar 6 October 2021 28 January 2022 1 July 2022 26 October 2022	112,500 255,238 - -	- - -	- - 482,441 359,300	- - - -	- - - -	- - - -	112,500 255,238 482,441 359,300	- - - -	171,743 776,582 542,218 591,844

* The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed at 31 December 2022, converted at the USD/AUD spot rate at 31 December 2022. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Share Rights

Name & Grant dates	Balance at the start of the period		Granted as compensation	Exercised during the period	Vested during the period	Forfeited during the period	Balance at the end of the period		Maximum value yet to vest*
	Unvested	Vested					Unvested	Vested	US$
G Baynton 30 November 2021	-	27,500	-	27,500	-	-	-	-	-
A Bellas 30 November 2021 1 July 2022	- -	66,000 -	- 69,995	66,000 -	- -	- -	- 69,995	- -	- 67,263
R Cooper 30 November 2021 1 July 2022	- -	66,000 -	- 69,995	66,000 -	- -	- -	- 69,995	- -	- 67,263
Z Golodryga 30 November 2021 1 July 2022	- -	17,549 -	- 69,995	17,549 -	- -	- -	- 69,995	- -	- 67,263
A Liveris 30 November 2021 1 July 2022	- -	66,000 -	- 69,995	66,000 -	- -	- -	- 69,995	- -	- 67,263
R Natter 1 July 2022	-	-	77,258	-	-	-	77,258	-	67,263
J Oelwang 1 July 2022	-	-	79,165	-	-	-	79,165	-	67,263
T St Baker 30 November 2021	-	59,490	-	59,490	-	-	-	-	-
•
The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed, converted at the USD/AUD spot rate at 31 December 2022. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

Shareholdings Name	Balance at the start of the period	Options exercised	Performance rights exercised	Share rights exercised	Other changes	Balance at the end of the period
Ordinary shares
D Akerson	-	-	-	-	-	-
A Bellas	2,346,374	-	-	66,000	-	2,412,374
R Cooper	586,612	-	-	66,000	-	652,612
R Edmonds	-	-	-	-	-	-
Z Golodryga	-	-	-	-	-	-
A Liveris	9,132,794	-	-	66,000	-	9,198,794
R Natter	2,132,758	-	-	-	-	2,132,758
J Oelwang	-	-	-	-	-	-
C Burns	3,448,936	-	-	-	-	3,448,936
N Liveris	1,202,679	-	-	-	-	1,202,679
R Buttar	37,500	-	-	-	-	37,500
American Depository Receipts
D Akerson	-	-	-	-	25,000^	25,000

^ Shareholding on date of appointment

(iv)
Other transactions with key management personnel

There have been no other transactions with key management personnel.

(v)
Reliance on external remuneration consultants

The Remuneration Committee engages AON Consulting Inc (AON) to review its remuneration policies and to provide recommendations on executive based salary, short-term and long-term incentive plan design. AON are engaged by the Remuneration Committee independently of management. AON was paid USD$79,910 for these services during the six-month period ended 31 December 2022. AON has confirmed and the Board is satisfied that any remuneration recommendations have been made free from undue influence by members of the Group’s key management personnel.

ANNUAL REPORT - 31 DECEMBER 2022

REMUNERATION REPORT (CONTINUED)

(vi) Voting of shareholders at last year’s annual general meeting

Novonix Limited received more than 75% of “yes” votes on its Remuneration Report for the 2022 financial year. In the interests of good governance the Company discussed its Remuneration Report with Proxy Advisors prior to the 2022 AGM. The observations and feedback provided by the proxy advisors have been taken on board and reflected in the Remuneration Report for this period. The Company did not receive any other specific feedback at the AGM or throughout the period on its remuneration practices.

End of remuneration report (audited)

SHARES UNDER OPTION AND PERFORMANCE RIGHTS

Unissued ordinary shares

Unissued ordinary shares of NOVONIX Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Exercise price AUD $	Number under option
			Vested	Unvested
2 November 2018	2 November 2023	$0.55	160,000	-
2 November 2018	6 March 2023	$0.90	66,666	-
2 November 2018	6 March 2023	$1.20	66,667	-
2 November 2018	6 March 2023	$1.40	66,667	-
2 November 2018	29 August 2023	$0.70	500,000	-
13 March 2019	Cessation of employment	$0.50	-	11,000,000
14 March 2019	Cessation of employment	$0.50	666,667	-
24 May 2019	5 August 2024	$0.50	1,000,000	-
31 July 2019	5 August 2024	$0.50	11,000,000	-
21 November 2019	Cessation of employment	$0.50	-	2,500,000
17 December 2019	Cessation of employment	$0.50	-	1,000,000
4 February 2020	Cessation of employment	$0.50	-	1,000,000
14 March 2021	Cessation of employment	$0.50	33,333	33,334

Unissued ordinary shares of NOVONIX Limited under performance right at the date of this report totalled 11,011,895. 400,000 of the performance rights expire on 11/12/2025 with the balance expiring on cessation of employment of the holder. 6,547,018 of the performance rights on issue were granted during the financial period, with the remaining 4,464,877 being granted in the prior financial year.

ANNUAL REPORT - 31 DECEMBER 2022

Unissued ordinary shares of NOVONIX Limited under share rights at the date of this report totalled 436,403. All of the share rights were granted during the period. 16,433 of the share rights vested on 26 October 2022, with the balance vesting on 30 June 2023. All share rights expire on 30 June 2024.

No performance right holder or option holder has any right to participate in any other share issue of the Company or any other entity.

ANNUAL REPORT - 31 DECEMBER 2022

INSURANCE OF OFFICERS AND INDEMNITIES

Insurance of officers

During the financial period, NOVONIX Limited did not pay a premium to insure the Directors and Secretaries of the Company, as the renewal period fell outside of the six-month financial period to 31 December 2022.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

AUDIT AND NON-AUDIT SERVICES

Details of amounts paid or payable to the auditor (PricewaterhouseCoopers Australia) for audit and non-audit services during the period are disclosed in Note 8 Auditor’s remuneration.

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

The Board has considered the position and, in accordance with advice received from the Audit & Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•
all non-audit services have been reviewed by the Audit & Risk Committee to ensure they do not impact the impartiality and objectivity of the auditor
•
none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

ANNUAL REPORT - 31 DECEMBER 2022

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 40.

This report is made in accordance with a resolution of Directors.

R Natter

Chairman

Brisbane

28 February 2023

END OF DIRECTORS’ REPORT

ANNUAL REPORT - 31 DECEMBER 2022

AUDITOR’S INDEPENDENCE DECLARATION

Auditor’s Independence Declaration

As lead auditor for the audit of Novonix Limited for the period 1 July 2022 to 31 December 2022, I declare that to the best of my knowledge and belief, there have been:

(a)
no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
(b)
no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of Novonix Limited and the entities it controlled during the period.

Michael Crowe	Brisbane
Partner PricewaterhouseCoopers	28 February 2023

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

ANNUAL REPORT - 31 DECEMBER 2022

CORPORATE GOVERNANCE STATEMENT

NOVONIX Limited and the Board are committed to achieving and demonstrating the highest standards of corporate governance. NOVONIX Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (4th edition) published by the ASX Corporate Governance Council.

The 2022 corporate governance statement is dated as at 31 December 2022 and reflects the corporate governance practices in place throughout the six-month period ended 31 December 2022. The 2022 corporate governance statement was approved by the Board on 28 February 2023. A description of the Group's current corporate governance practices is set out in the Group's corporate governance statement which can be viewed at https://www.novonixgroup.com/governance/.

ANNUAL REPORT - 31 DECEMBER 2022

NOVONIX LIMITED

ABN 54 157 690 830

FINANCIAL REPORT – 31 DECEMBER 2022

These financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in note 28.

The financial statements are presented in US dollars.

NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

All press releases, financial reports and other information are available at our website: www.novonixgroup.com.

ANNUAL REPORT - 31 DECEMBER 2022

Consolidated statement of profit or loss and other comprehensive income

For the six-months ended 31 December 2022 and 12 months ended 30 June 2022

All figures are reported in US$

		Consolidated
	Notes	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$

Revenue from contracts with customers	3	2,702,276	6,101,155
Product manufacturing and operating costs (exclusive of depreciation presented separately)		(1,319,682)	(1,724,625)
Administrative and other expenses	5	(11,481,647)	(12,591,709)
Borrowing costs	5	(943,421)	(1,512,548)
Depreciation and amortisation expenses		(2,572,019)	(4,214,617)
Loss on equity investment securities at fair value through profit or loss		-	(8,113,657)
Research and development costs		(2,020,656)	(5,102,824)
Nasdaq listing related expenses		-	(4,226,062)
Share based compensation	5	(5,354,429)	(14,530,749)
Employee benefits expense		(8,549,850)	(12,736,589)
Foreign currency (loss)/gain		1,360,308	5,195,798
Other income	4	315,106	1,596,120
Loss before income tax expense		(27,864,014)	(51,860,307)
Income tax (expense)/benefit	6	-	-
Loss for the year		(27,864,014)	(51,860,307)
Other comprehensive income for the year, net of tax Items that may be reclassified to profit or loss Foreign exchange differences on translation of foreign operations		(2,445,538)	(17,751,688)
Total comprehensive loss for the year		(30,309,552)	(69,611,995)

Earnings per share for loss from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	9	($0.06)	($0.11)
Diluted earnings per share	9	($0.06)	($0.11)

Certain amounts in prior year’s financial statements have been reclassified to conform to the current presentation. The reclassifications had no effect on the reported net loss.

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

ANNUAL REPORT - 31 DECEMBER 2022

Consolidated balance sheet

As at 31 December 2022

All figures are reported in US$

		Consolidated
	Notes	31 December 2022 US$	Restated 30 June 2022 US$	Restated 1 July 2021 US$
ASSETS
Current assets
Cash and cash equivalents	11	99,039,172	142,737,362	102,601,252
Trade and other receivables	12	2,847,229	2,452,445	1,633,701
Inventory	15	3,165,932	1,872,164	2,087,326
Prepayments	13	1,958,269	5,070,924	1,905,573
Escrow reserves	14	9,137,605	10,090,556	-
Total current assets		116,1448,207	162,223,451	108,227,852
Non-current assets
Property, plant and equipment	16	125,316,748	104,207,182	23,707,367
Investment securities at fair value through profit or loss	17	16,490,271	16,666,619	-
Right-of-use assets	22	4,915,035	5,130,292	5,560,806
Exploration and evaluation assets	18	2,212,013	2,218,238	2,347,046
Intangible assets	19	12,173,710	12,364,777	12,448,815
Other assets		168,574	168,712	17,757
Total non-current assets		161,276,351	140,755,820	44,081,791
Total assets		277,424,558	302,979,271	152,309,643
LIABILITIES
Current liabilities
Trade and other payables	20	6,954,464	6,534,072	3,270,687
Contract liabilities	21	71,985	2,715	232,800
Lease liabilities	22	353,378	337,637	308,405
Borrowings	23	1,085,314	1,016,051	207,995
Total current liabilities		8,465,141	7,890,475	4,019,887

Non-current liabilities
Contract liabilities	21	3,000,000	3,000,000	-
Lease liabilities	22	4,825,560	5,008,041	5,345,678
Borrowings	23	35,077,588	35,947,277	4,494,244
Total non-current liabilities		42,903,148	43,955,318	9,839,922
Total liabilities		51,368,289	51,845,793	13,859,809
Net assets		226,056,269	251,133,478	138,449,834
EQUITY
Contributed equity	24	338,108,198	338,011,842	167,744,960
Reserves	25	26,547,649	23,857,200	29,580,131
Accumulated losses		(138,599,578)	(110,735,564)	(58,875,257)
Total equity		226,056,269	251,133,478	138,449,834

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

ANNUAL REPORT - 31 DECEMBER 2022

Consolidated statement of changes in equity

For the six-months ended 31 December 2022 and 12 months ended 30 June 2022

All figures are reported in US$

			Reserves
Consolidated Group	Contributed equity US$	Accumulated losses US$	Share based payments reserve US$	Foreign currency translation reserve US$	Convertible loan note reserve US$	Total US$

Balance at 1 July 2021 - Restated	167,744,960	(58,875,257)	19,996,754	5,060,282	4,523,095	138,449,834
Loss for the year	-	(51,860,307)	-	-	-	(51,860,307)
Other comprehensive loss	-	-	-	(17,751,688)	-	(17,751,688)
Total comprehensive loss	-	(51,860,307)	-	(17,751,688)	-	(69,611,995)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	170,266,882	-	-	-	-	170,266,882
Share-based payments	-	-	12,028,757	-	-	12,028,757
Balance at 30 June 2022 - Restated	338,011,842	(110,735,564)	32,025,511	(12,691,406)	4,523,095	251,133,478

Loss for the period	-	(27,864,014)	-	-	-	(27,864,014)
Other comprehensive loss	-	-	-	(2,445,538)	-	(2,445,538)
Total comprehensive loss	-	-	-	(2,445,538)	-	(30,309,552)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	96,356	-	-	-	-	96,356
Share-based payments	-	-	5,135,987	-	-	5,135,987
Balance at 31 December 2022	338,108,198	(138,599,578)	37,161,498	(15,136,944)	4,523,095	226,056,269

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ANNUAL REPORT - 31 DECEMBER 2022

Consolidated statement of cash flows

For the six-months ended 31 December 2022 and 12 months ended 30 June 2022

All figures are reported in US$

		Consolidated
	Notes	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		4,095,716	6,173,683
Payments to suppliers and employees (inclusive of consumption tax)		(22,516,447)	(37,928,213)
Interest received		18,242	8,314
Payment of borrowing costs		(898,461)	(1,465,946)
Government grants received		434,379	3,982,807
Net cash outflow from operating activities	27	(18,866,571)	(29,229,355)
Cash flows from investing activities
Payments for exploration assets		(18,534)	(74,041)
Payment of escrow funds		(934,628)	(14,520,001)
Proceeds from release of escrow funds		1,887,579	4,429,445
Payments for investments	17	-	(12,767,817)
Payments for intangibles		-	(27,686)
Payments for security deposits		-	(161,812)
Refunds of security deposits		-	10,000
Payments for property, plant and equipment		(24,497,314)	(83,688,360)
Net cash outflow from investing activities		(23,562,897)	(106,800,272)
Cash flows from financing activities
Proceeds on issue of shares		12,061	150,967,705
Payment of share issue expenses		(8,024)	(137,982)
Payment of withholding tax – Performance Rights	29	(131,506)	(2,501,992)
Proceeds from borrowings		-	33,241,890
Principal elements of lease repayments		(166,741)	(308,405)
Repayment of borrowings		(483,620)	(573,445)
Net cash inflow from financing activities		(777,830)	180,687,771
Net increase/(decrease) in cash and cash equivalents		(43,207,298)	44,658,144
Effects of foreign currency Cash and cash equivalents at the beginning of the year		(490,892) 142,737,362	(4,522,034) 102,601,252
Cash and cash equivalents at the end of the year	11	99,039,172	142,737,362

Non-cash financing and investing activities	27(b)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

ANNUAL REPORT - 31 DECEMBER 2022

Notes to the consolidated financial statements for the six-month period ended

31 December 2022

Note 1 Summary of significant accounting policies

Basis of preparation

These general purpose financial statements of NOVONIX Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and the Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board (“AASB”). NOVONIX Limited is a for-profit entity for the purpose of preparing the financial statements. Material accounting policies adopted in the preparation of these financial statements are presented below and have been consistently applied unless stated otherwise.

Except for cash flow information, the financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Going concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

For the six-month period ended 31 December 2022, the Group incurred a net loss of $27,864,014 (twelve months ended 30 June 2022: $51,860,307) and net operating cash outflows of $18,866,571 (twelve months ended 30 June 2022 $29,229,355). As at 31 December 2022 the Group has a cash balance of $99,039,172 (30 June 2022: $142,737,362) and net current assets of $107,683,066 (30 June 2022: $154,332,976).

The Group is continuing to execute on its expansion plans of reaching production capacity of 150,000 tonnes per year by 2030 and in order to fund these expansionary activities, which will primarily involve significant capital expenditure, additional funding beyond the existing cash balance at 31 December 2022 will be required.

These conditions give rise to a material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Group’s ability to continue as a going concern.

The ability of the Group to continue as a going concern is principally dependent upon one or more of the following:

- the ability of the Group to raise funds as and when necessary from either customers, governments and/or investors in the form of debt, equity and/or grant funding;

- the successful and profitable growth of the battery materials, battery consulting and battery technology businesses; and

- the ability of the Group to meet its cash flow forecasts.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

The directors believe that the going concern basis of preparation is appropriate as the Group has a strong history of being able to raise capital from debt and equity sources, raising AUD$208million in September 2021 following the investment made by Phillips 66, as well as a combined AUD$131million in March and May 2021. Despite the overall downturn in the IPO market in 2022, the demand for investment in entities in the renewable energy and technology sector remains strong.

In November 2022, the Group was selected to enter negotiations with the US Department of Energy (DOE) to receive up to US$150million of grant funding. These negotiations are still ongoing. The Group has also had a formal application accepted into Stage 2 of the DOE Loan Program Office (LPO) with the potential funds to be used to develop a new greenfield production facility.

Should the Group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial report.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

The financial statements were authorised for issue by the Directors on 28 February 2023. The Directors have the power to amend and reissue the financial statements.

a. Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (‘Company’ or ‘Parent Entity’) as at 31 December 2022 and the results of all subsidiaries for the six-month period then ended. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Costs arising from a business combination are expensed when incurred. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

With limited exceptions, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the consideration transferred of the acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the profit and loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value, as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

b. Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

c. Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Sales of Goods

Revenue for the hardware is recognised at a point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.

Consulting services

The consulting division provides battery cell design, implementation and support services under fixed-price and variable price contracts. Revenue from providing services is recognised in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided because the customer receives and uses the benefits simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours.

Where the contracts include multiple performance obligations, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expected cost plus margin.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

OTHER INCOME

Interest

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Grant revenue

Grants from government bodies are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

d. Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODMs’). The CODMs is responsible for the allocation of resources to operating segments and assessing their performance.

e. Current and non-current classification

Assets and liabilities are presented in the balance sheet based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

f. Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the consolidated statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within borrowings in current liabilities on the consolidated balance sheet.

g. Trade and other receivables

A receivable is recognised when the Group’s right to consideration is unconditional, which is generally when goods are delivered or services are performed, as only the passage of time is required before payment is due. Other receivables are recognised at amortised cost, less any provision for impairment.

h. Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate proportion of variable and fixed overheads. Costs are assigned to individual items of inventory on the basis of weighted average costs.

i. Exploration and evaluation assets

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. Such expenditures comprise net direct costs and an appropriate portion of related overhead expenditure but do not include overheads or administration expenditure not having a specific nexus with a particular area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active or significant operations in relation to the area are continuing.

A regular review has been undertaken on each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

An impairment charge is recognised when the Directors are of the opinion that the carried forward net cost may not be recoverable or the right of tenure in the area lapses.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

j. Convertible loan notes

Convertible loan notes are initially measured at fair value less transaction costs.

Amortised cost is calculated as the amount at which the loan note is measured at initial recognition less principal repayments, and adjusted for any cumulative amortisation of the difference between that initial amount and the maturity amount calculated using the effective interest method.

The effective interest method is used to allocate interest expense over the relevant period and is equivalent to the rate that discounts estimated future cash payments over the expected life of the financial instrument to the net carrying amount of the financial liability.

Non-derivative financial liabilities, other than financial guarantees, are subsequently measured at amortised cost. Gains or losses are recognised in profit or loss through the amortisation process and when then financial liability is derecognised.

k. Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings 25 years

Plant and equipment 2 - 20 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

l. Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

m. Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

n. Leases

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable
•
variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date
•
amounts expected to be payable by the Group under residual value guarantees
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

•
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by NOVONIX Limited, which does not have recent third party financing, and

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

•
makes adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability
•
any lease payments made at or before the commencement date less any lease incentives received
•
any initial direct costs, and
•
restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group does not revalue the right-of-use buildings held by the Group.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture. Extension options are included in property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. The extension options held are exercisable only by the Group and not by the lessor.

When the Group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

When the Group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

•
if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease in accordance with the above policy
•
in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount
•
if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognised in profit or loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

Specific details about the Group’s leasing policy are provided in note 22.

o. Investments and other financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•
those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification or fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in the consolidated statement of profit or loss and other comprehensive income as other income when the Group’s right to receive payment is established.

Changes in fair value of financial assets at FVPL are recognised in other gains/(losses) in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

p. Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

The Group recognises a liability and an expense for short-term incentives based on the Board approved STI achievement outcomes for the financial period. The STI achievement outcome percentage is applied to the maximum STI outcome, to determine the amount to be recognised as a liability and an expense in a period.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

Other long-term employee benefits

The liability for long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is determined using various valuation methods including Black Scholes, Binomial and the Monte Carlo Simulation method that takes into account the exercise price, the term of the performance right, the impact of dilution, the share price at grant date and expect price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right award.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Share-based payment expenses are recognised over the period during which the employee provides the relevant services. This period may commence prior to the grant date. In this situation, the entity estimates the grant date fair value of the equity instruments for the purposes of recognising the services received during the period between service commencement date and grant date. Once the grant date has been established, the earlier estimate is revised so that the amount recognised for services received is ultimately based on the grant date fair value of the equity instruments.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

q. Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

r. Impairment of Non-Financial Assets

At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. The assessment will include the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognised immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment testing is performed annually for goodwill, intangible assets with indefinite lives and intangible assets not yet available for use.

s. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy based on the inputs used:

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

•
Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities
•
Level 2 – Inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability either directly or indirectly
•
Level 3 – Inputs are unobservable inputs for the asset or liability

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

t. Intangible Assets Other than Goodwill

Brand Name

Brand names are recognised at fair value on the date of acquisition. They have a finite life and are subsequently carried at cost less any accumulated amortisation and any impairment losses. Brand names are amortised over their useful life of 10 years.

Technology

Technology is recognised at fair value on the date of acquisition. It has a finite life and is subsequently carried at cost less any accumulated amortisation and any impairment losses. Technology is amortised over its useful life of 5 years.

Software

Costs associated with maintaining software programmes are recognised as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets where the following criteria are met:

•
it is technically feasible to complete the software so that it will be available for use
•
management intends to complete the software and use or sell it
•
there is an ability to use or sell the software
•
it can be demonstrated how the software will generate probably future economic benefits
•
adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
•
the expenditure attributable to the software during its development can be reliability measured.

Directly attributable costs that are capitalised and recorded as intangible assets and amortised from the point at which the asset is ready for use.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

u. Goodwill

Goodwill acquired on a business combination is initially measured at cost, being the excess of the consideration transferred for the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually, or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units that are expected to benefit from the combination’s synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Disposed goodwill in this circumstance is measured on the basis of the relative values of the disposed operation and the portion of the cash-generating unit retained.

v. Borrowing costs

Borrowing costs are recognised in the profit or loss in the period in which they are incurred.

w. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in US dollars.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise the exchange difference is recognised in profit or loss.

Group companies

The financial results and position of foreign operations, whose functional currency is different from the Group’s presentation currency, are translated as follows:

- Assets and liabilities are translated at exchange rates prevailing at the end of the reporting period;

- Income and expenses are translated at the average exchange rates for the period; and

- Accumulated losses are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations with functional currencies other than US dollars are recognised in other comprehensive income and included in the foreign currency translation reserve in the balance sheet. The cumulative amount of these differences is reclassified into profit or loss in the period in which the operation is disposed of.

x. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of NOVONIX Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

y. Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

z. Change in year-end

The financial year end of the Group was changed from 30 June to 31 December to align the Company’s financial year with that of its industry peers. Accordingly, the current financial statements are prepared for 6 months from 1 July 2022 to 31 December 2022 and the comparative figures stated in the statement of profit or loss and other comprehensive income, statement of changes in equity, statement of cash flows and the related notes and relate to the period 1 July 2021 to 30 June 2022.

aa. New and Amended Accounting Policies Adopted by the Group

The Group has adopted all of the new, revised or amending accounting standards and interpretations issued by the International Accounting Standards Board that are mandatory for the current reporting period. None of the new and amended standards have had any material impact on the financial statements.

Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract:

In May 2020, the International Accounting Standards Board (“IASB”) issued Onerous Contracts: Cost of Fulfilling a Contract, which amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Group adopted the amendments on July 1, 2022. The adoption of the amendments did not have a material impact on the consolidated financial statements.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

Standards issued but not yet effective

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (including Amendment to IAS 1 –Classification of Liabilities as Current or Non-current – Deferral of Effective Date issued in July 2020):

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current, which amended IAS 1 Presentation of Financial Statements. The amendments clarified how an entity classifies debt and other financial liabilities as current or non-current in certain circumstances. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of the amendment is not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of the amendment is not expected to have a material impact on the consolidated financial statements.

ab. Critical accounting estimates and judgements

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.

Share based payment transactions

The Group has issued options where individual tranches have variable vesting dates due to the performance conditions being linked to the achievement of incremental production targets. At each reporting period, an estimate is made of the expected vesting dates for each of the tranches based on the expectation of when performance conditions will be met, and where necessary, an adjustment to the share-based payment expense is recognised.

Fair Value of Financial Instruments carried at fair value through profit loss

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see note 17.

ANNUAL REPORT - 31 DECEMBER 2022

Note 1 Summary of significant accounting policies (continued)

Exploration and evaluation costs

Exploration and evaluation costs have been capitalised on the basis that the Group intend to commence commercial production in the future, from which time the costs will be amortised in proportion to the depletion of the mineral resources. Key judgements are applied in considering costs to be capitalised which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalised.

In addition, costs are only capitalised that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the site include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. To the extent that capitalised costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made.

Other areas of critical accounting estimates and judgements

Other areas of critical accounting estimates and judgements include:

- Unused tax losses for which no deferred tax asset has been recognised (Refer to Note 6)

- Impairment testing of goodwill (Refer to Note 10)

ANNUAL REPORT - 31 DECEMBER 2022

Note 2 Parent entity financial information

The following information has been extracted from the books and records of the parent and has been prepared in accordance with International Accounting Standards.

	31 December 2022 US$	Restated 30 June 2022 US$
Balance sheet ASSETS
Current assets
Cash and cash equivalents	84,366,622	125,042,325
Trade and other receivables	36,298	22,033
Prepayments	901,634	3,647,030
Total current assets	85,304,554	128,711,388
Non-current assets
Amounts due from related parties	124,178,058	105,367,648
Exploration and evaluation assets	2,364,946	2,371,171
Intangibles	-	-
Investment securities at fair value through profit and loss	16,490,271	16,666,619
Other assets	7,468	7,548
Total non-current assets	143,040,743	124,412,986
Total assets	228,345,297	253,124,374
LIABILITIES
Current liabilities
Payables	2,289,028	1,990,896
Total current liabilities	2,289,028	1,990,896
Total liabilities	2,289,028	1,990,896
Net assets	226,056,269	251,133,478
EQUITY
Contributed equity	338,108,198	338,011,842
Reserves	20,318,892	18,294,596
Accumulated losses	(132,370,821)	(105,172,960)
Total equity	226,056,269	251,133,478
Statement of Profit or Loss and Other Comprehensive Income Total loss and total comprehensive loss	(27,197,861)	(45,140,648)

ANNUAL REPORT - 31 DECEMBER 2022

Note 2 Parent information (continued)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.

Contingent liabilities

At 31 December 2022, NOVONIX Limited did not have any contingent liabilities (30 June 2022: Nil).

Contractual commitments

At 31 December 2022, NOVONIX Limited did not have any contractual commitments (30 June 2022: Nil).

Note 3 Revenue

(a)
Revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major product lines and geographical regions:

Six-months ended 31 December 2022	Battery Materials US$	Battery Technology US$	Graphite exploration US$	Total US$
Hardware sales Consulting sales	- -	403,680 2,298,596	- -	403,680 2,298,596
Revenue from external customers	-	2,702,276	-	2,702,276
Timing of revenue recognition
At a point in time Over time	- -	403,680 2,298,596	- -	403,680 2,298,596
	-	2,702,276	-	2,702,276
Twelve-months ended 30 June 2022 - Restated	Battery Materials US$	Battery Technology US$	Graphite exploration US$	Total US$
Hardware sales Consulting sales	- -	2,549,308 3,551,847	- -	2,549,308 3,551,847
Revenue from external customers	-	6,101,155	-	6,101,155
Timing of revenue recognition
At a point in time Over time	- -	2,549,308 3,551,847	- -	2,549,308 3,551,847
	-	6,101,155	-	6,101,155

ANNUAL REPORT - 31 DECEMBER 2022

Note 3 Revenue (continued)

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

(i) Assets and liabilities related to contracts with customers

The Group has recognised the following assets and liabilities related to contracts with customers:

	31 December 2022 US$	Restated 30 June 2022 US$

Contract liabilities – Hardware sales	71,985	2,715
Total current contract liabilities	71,985	2,715

Revenue recognised in relation to contract liabilities

The following table shows how much of the revenue recognised in the current reporting period relates to brought-forward contract liabilities.

	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$

Revenue recognised that was included in the contract liability balance at the beginning of the period
Hardware sales	2,715	232,800

Note 4 Other income

	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
Interest received from unrelated parties	19,416	8,314
Grant funding	260,536	982,767
Day 1 gain on interest free loan (refer note 23)	-	219,557
Other	35,154	385,482
	315,106	1,596,120

ANNUAL REPORT - 31 DECEMBER 2022

Note 5 Loss for the year

Loss before income tax from continuing operations includes the following specific expenses:

	Consolidated
	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
Share based payments expense^
Performance rights granted	4,857,249	11,307,550
Share rights granted	444,480	2,260,399
Options granted	52,700	962,800
Total share based compensation expense	5,354,429	14,530,749
^ Refer to note 29 for further information regarding share-based payments. Borrowing costs
Unwinding of fair value gain	25,945	43,979
Interest accrued on borrowings	917,476	1,468,569
Total borrowing costs	943,421	1,512,548

Administrative and other expenses
Insurance	4,019,027	3,842,129
Legal fees	895,138	1,426,081
Occupancy expenses	628,816	1,729,282
Consulting fees	751,047	1,080,601
Software implementation costs expensed	1,034,420	-
Other	4,153,199	4,513,616
Total administrative and other expenses	11,481,647	12,591,709

ANNUAL REPORT - 31 DECEMBER 2022

Note 6 Income tax expense

This note provides an analysis of the Group’s income tax expense, shows what amounts are recognised directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.

	Consolidated
	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Profit/(loss) before income tax expense	(27,864,014)	(51,860,307)
Tax at the Australian tax rate of 30% (2021: 25%)	(8,359,204)	(12,965,077)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Share based payments	1,087,931	3,153,550
Income inclusion – Scientific Research and Experimental Development (“SRED”)	104,079	49,458
Unrealised foreign exchange gain	(7,459)	38,172
Borrowing costs	7,524	13,107
Other non-deductible amounts	68,801	727,362
Other non-assessable amounts	-	3,099
Difference in overseas tax rate	670,144	(560,684)
Adjustments for current tax of prior periods	(292,141)	-
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	6,720,325	9,541,013
Income tax expense / (benefit)	-	-
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	82,326,319	85,249,412
Potential tax benefit	24,697,896	21,312,383
(c) Tax expense (income) recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	-	-

ANNUAL REPORT - 31 DECEMBER 2022

Note 6 Income tax expense

	Consolidated
(d) Deferred tax assets	31 December 2022 US$	Restated 30 June 2022 US$
The balance comprises temporary differences attributable to:
Tax losses	24,697,896	21,312,353
Exploration and evaluation assets	522,068	545,211
Business capital costs Loss on equity investment securities Right of use asset	2,143,430 4,759,740 79,151	1,733,648 2,055,471 58,650
Unrealised exchange loss on borrowings	433,514	213,791
Accrued expenses	307,811	468,644
Other	19,686	330,510
Total deferred tax assets	32,963,296	26,718,278
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,913,574)	(1,495,735)
Deferred tax assets not recognised	(30,049,722)	(25,222,543)
Net deferred tax assets	-	-
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Prepayments	(215,967)	-
Property, plant and equipment	(2,031,711)	(1,144,588)
Unrealised exchange loss on borrowings	(665,896)	(351,147)
Total deferred tax liabilities	(2,913,574)	(1,495,735)
Set-off of deferred tax liabilities pursuant to set-off provisions	2,913,574	1,495,735
Net deferred tax liabilities	-	-

Unused losses which have not been recognised as an asset, will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the losses to be realised;

(ii) the Group continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Group in realising the losses.

Offsetting within tax consolidated entity

NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

ANNUAL REPORT - 31 DECEMBER 2022

Note 7 Key Management Personnel Compensation

Refer to the remuneration report contained in the Directors’ report for details of the remuneration paid or payable to each member of the Group’s key management personnel (KMP) for the six-month period ended 31 December 2022.

The totals of remuneration paid to KMP of the Company and the Group during the six-month period ended 31 December 2022 and the twelve-month period ended 30 June 2022 are as follows:

	Consolidated
	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
Short-term employee benefits	1,457,899	3,202,116
Post-employment benefits	20,997	144,594
Share-based compensation	4,006,327	12,118,927
Total KMP compensation	5,485,223	15,465,637

Short-term employee benefits

These amounts include fees and benefits paid to the non-executive Chairman as well as all salary, paid leave benefits and fringe benefits paid to Executive Directors.

Post-employment benefits

These amounts are the superannuation contributions made during the year.

Share-based compensation

These amounts represent the expense related to the participation of KMP in equity-settled benefit schemes as measured by the fair value of the options and performance rights on grant date.

Further information in relation to KMP remuneration can be found in the Directors report.

ANNUAL REPORT - 31 DECEMBER 2022

Note 8 Auditor’s Remuneration

During the six-month period the following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Group:

	Consolidated
	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
Remuneration of the auditor for:
- Auditing or reviewing the financial report	471,568	266,000
	471,568	266,000
Other assurance services[1]	-	276,498
Total services provided by PwC	471,568	542,498

1 Relates to services performed in respect of the US IPO process and US filing processes.

Note 9 Earnings per share

	6 months ended 31 December 2022 US $	Restated 12 months ended 30 June 2022 US $
(a) Basic earnings per share
Total basic earnings per share attributable to the ordinary equity holders of the Company	($0.06)	($0.11)
(b) Diluted earnings per share
Total diluted earnings per share attributable to the ordinary equity holders of the Company	($0.06)	($0.11)
(c) Reconciliations of earnings used in calculating earnings per share
	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
Basic earnings per share
Profit / (loss) attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	(27,864,014)	(51,860,307)
Diluted earnings per share
Profit / (loss) attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	(27,864,014)	(51,860,307)

ANNUAL REPORT - 31 DECEMBER 2022

Note 9 Earnings per share (continued) (d) Weighted average number of shares used as the denominator
	6 months ended 31 December 2022 Number	12 months ended 30 June 2022 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	486,616,365	464,437,628

€ Information concerning the classification of securities

Options and rights

Options and rights on issue during the six-month period are not included in the calculation of diluted earnings per share because they are antidilutive for the six-month period ended 31 December 2022. These options and rights could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in note 29.

ANNUAL REPORT - 31 DECEMBER 2022

Note 10 Impairment testing of goodwill

For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

	Consolidated
The carrying amount of goodwill allocated to the cash generating unit	31 December 2022 US$	Restated 30 June 2022 US$
NOVONIX Anode Materials	11,975,024	11,975,024
Total carrying amount of goodwill	11,975,024	11,975,024

The recoverable amount of the NOVONIX Anode Materials cash generating unit (“NOVONIX Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.

Consistent with the Group’s accounting policy with respect to goodwill impairment testing, an annual impairment test was performed, which was performed as at 30 June 2022. This was done with reference to the capital raising outlined in Note 24 (d) given that the capital raising was directly associated with the planned future expansion of the NOVONIX Anode Materials CGU. Events occurring between the date of the capital raising and 31 December 2022 have been considered including the Group being selected to enter negotiations with the US Department of Energy to receive up to US$150million of grant funding. If successful, these funds would be used directly for the expansion of the NOVONIX Anode Materials CGU.

The directors have assessed fmpairirment triggers since the annual impairment test was performed at 30 June 2022, and they do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The recoverable amount of the NOVONIX Anode Materials CGU is deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognised at 31 December 2022.

ANNUAL REPORT - 31 DECEMBER 2022

Note 11 Cash and cash equivalents

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
Cash at bank	99,039,172	142,737,362
	99,039,172	142,737,362

Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial period as follows:

	31 December 2022 US$	Restated 30 June 2022 US$
Balances as above	99,039,172	142,737,362
Bank overdrafts	-	-
Balance per statement of cash flows	99,039,172	142,737,362

ANNUAL REPORT - 31 DECEMBER 2022

Note 12 Trade and other receivables

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$

Trade debtors	2,327,364	2,081,315
Other receivables	519,865	371,130
Total current trade and other receivables	2,847,229	2,452,445

Credit risk

The Group has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction.

The Group assess impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under IFRS 9. Due to the minimal history of bad debt write-offs and strong credit approval processes, the Group have determined that the incorporation of the ECL model will not have a material effect on impairment as at 31 December 2022.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Note 13 Prepayments

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$

Prepayments of inventory components	-	1,116,366
Prepaid general and administrative expenses	1,958,269	3,954,558
	1,958,269	5,070,924

At 30 June 2022 prepaid general and administrative expenses consisted primarily of prepaid Director and Officer insurance premiums (USD$3.8M). Director and Officer insurance premiums included in prepaid general and administrative expenses at 31 December 2022 was USD$0.8M.

ANNUAL REPORT - 31 DECEMBER 2022

Note 14 Escrow reserves

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$

Escrow reserves	9,137,605	10,090,556

The reserves are funds deposited with the Lender for capital expenditure, insurance, tax and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. Reserves are released as conditions of the loan are satisfied. All conditions are expected to be satisfied within 12 months from balance date.

Note 15 Inventory

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$

Raw materials	539,271	573,846
Components and assemblies	2,470,762	1,267,041
Finished goods – at cost	155,899	31,277
	3,165,932	1,872,164

Amounts recognised in profit or loss

Inventories recognised as an expense during the six-month period ended 31 December 2022 amounts to $0.6M (Twelve-month period ended 30 June 2022: $1.7M). These were included in product manufacturing and operating costs (exclusive of depreciation presented separately) in the consolidated statement of profit or loss and other comprehensive income.

ANNUAL REPORT - 31 DECEMBER 2022

Note 16 Property, plant and equipment

	Land US$	Buildings US$	Leasehold improvements US$	Plant and equipment US$	Construction work in progress US$	Total US$
At 30 June 2021 - Restated Cost	791,202	4,717,287	499,655	6,009,462	13,328,075	25,345,681
Accumulated depreciation	-	(169,550)	(103,701)	(1,365,063)	-	(1,638,314)
Net book amount	791,202	4,547,737	395,954	4,644,399	13,328,075	23,707,367
Year ended 30 June 2022- Restated Opening net book amount	791,202	4,547,737	395,954	4,644,399	13,328,075	23,707,367
Additions	1,590,565	43,295,513	499,508	8,422,982	30,566,349	84,374,917
Disposals	-	-	-	(28,333)	-	(28,333)
Transfers	-	-	103,701	9,024,763	(9,128,464)	-
Depreciation charge	-	(1,660,698)	(261,028)	(1,627,922)	-	(3,549,648)
Exchange differences	(30,418)	(181,498)	-	(79,387)	(5,818)	(297,121)
Closing net book amount	2,351,349	46,001,054	738,135	20,356,502	34,760,142	104,207,182
At 30 June 2022 - Restated Cost	2,351,349	47,824,346	1,102,865	23,315,589	34,760,142	109,354,291
Accumulated depreciation	-	(1,823,292)	(364,730)	(2,959,087)	-	(5,147,109)
Net book amount	2,351,349	46,001,054	738,135	20,356,502	34,760,142	104,207,182

ANNUAL REPORT - 31 DECEMBER 2022

Note 16 Property, plant and equipment (continued)

	Land US$	Buildings US$	Leasehold improvements US$	Plant and equipment US$	Construction work in progress US$	Total US$
Period ended 31 December 2022 Opening net book amount	2,351,349	46,001,054	738,135	20,356,502	34,760,142	104,207,182
Additions	-	111,338	42,002	505,380	23,305,647	23,964,367
Disposals	-	-	-	(33,485)	-	(33,485)
Transfers	-	-	-	1,263,939	(1,263,939)	-
Depreciation charge	-	(957,247)	(201,027)	(1,071,251)	-	(2,229,525)
Exchange differences	(36,876)	(316,079)	-	(152,236)	(86,600)	(591,791)
Closing net book amount	2,314,473	44,839,066	579,110	20,868,849	56,715,250	125,316,748
At 31 December 2022 Cost	2,314,473	47,602,298	1,148,447	24,816,965	56,715,250	132,597,433
Accumulated depreciation	-	(2,763,232)	(569,337)	(3,948,116)	-	(7,280,685)
Net book amount	2,314,473	44,839,066	579,110	20,868,849	56,715,250	125,316,748

ANNUAL REPORT - 31 DECEMBER 2022

Note 17 Financial assets at fair value through profit or loss

(i) Classification of financial assets at fair value through profit or loss

The Group classifies equity investments for which it has not elected to recognise fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
US unlisted equity securities	16,490,271	16,666,619

On 31 January 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totalled USD$25M (AUD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

(ii) Amounts recognised in the consolidated statement of profit or loss and other comprehensive income

During the year ended 30 June 2022, a loss of $8,113,657 was recognised in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL. There have been no losses recognised in the current period.

(iii) Fair value hierarchy

US unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the six-month period ended 31 December 2022:
Balance at the beginning of the period	Unlisted equity securities US$ - 16,666,619
Exchange differences	(176,348)
Balance at the end of the period	16,490,271

ANNUAL REPORT - 31 DECEMBER 2022

Note 17 Financial assets at fair value through profit or loss (continued)

There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the six-month period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

(iv) Valuation technique using significant unobservable inputs – Level 3

This category includes assets where the valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally derived and extrapolated from observable inputs to match the risk profile of the financial instrument, and are calibrated against current market assumptions, historic transactions and economic models, where available.

The key assumptions used in the fair valuation of KORE Power at 31 December 2022 include (but were not limited to) indicators of value derived from actual share transactions that the Group is aware of, including significant capital raising undertaken by KORE Power in the period, foreign exchange rates, and market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector.

ANNUAL REPORT - 31 DECEMBER 2022

Note 18 Exploration and evaluation assets

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
Exploration and evaluation assets – at cost	2,212,013	2,218,238
The capitalised exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the period	2,218,238	2,347,046
Expenditure incurred during the period	40,560	75,927
Exchange differences	(46,785)	(204,735)
Balance at the end of the period	2,212,013	2,218,238

The future development of the Mt Dromedary site will not occur within the next twelve months given the tonnages of natural graphite required by the NOVONIX Anode Materials business are unlikely to be sufficient to warrant the development of a mine in that timeframe. As well, a significant portion of graphite used by NOVONIX Anode Materials will be synthetic graphite, and the natural graphite required at this time can be more cost effectively sourced from other natural graphite producers. As a result, an impairment assessment has been performed at 31 December 2022, with the recoverable amount of the asset being determined with reference to publicly listed companies with natural graphite resources. It was noted that the recoverable amount is in excess of the carrying value of the asset, and no impairment has been recognised at 31 December 2022.

The Mt Dromedary asset however remains a strategic asset for the Group. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, and a resource, principally high grade graphite, has been identified. It therefore remains appropriate for the asset to be recognised as an exploration and evaluation asset under IFRS 6 Exploration for and Evaluation of Mineral Resources. The recoverability of the carrying amount of the exploration and evaluation asset is dependent upon the successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

ANNUAL REPORT - 31 DECEMBER 2022

Note 19 Intangible assets

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
Goodwill	11,975,024	11,975,024
Technology	198,686	290,388
Software	-	99,365
	12,173,710	12,364,777

	Goodwill US$	Technology US$	Software US$	Total US$
Balance at the beginning of the period	11,975,024	290,388	99,365	12,364,777
Additions	-	-	-	-
Amortisation	-	(91,702)	-	(91,702)
Written-off	-	-	(99,365)	(99,365)
Balance at the end of the period	11,975,024	198,686	-	12,173,710

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.

Note 20 Trade and other payables

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
Unsecured liabilities:
Trade payables	4,108,380	2,651,984
Sundry payables and accrued expenses	2,718,349	3,882,088
Employee entitlements	127,735	-
	6,954,464	6,534,072

ANNUAL REPORT - 31 DECEMBER 2022

Note 21 Contract liabilities

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$

Current - Contract liabilities – Hardware sales contracts	71,985	2,715
Non-current – Contract liabilities – Grant funding	3,000,000	3,000,000
	3,071,985	3,002,715

During the prior financial year the Group received grant funds of USD$3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee. The grant becomes fully earned once 90% of the performance target is achieved, and is repayable in full if a minimum of 50% of the jobs are not filled. The grant is proportionately repayable between 50% and 90%. Accordingly, as at 31 December 2022 the full amount of the grant has been deferred and classed as a contract liability and will be released to income on a proportionate basis once the minimum 50% target is reached.

Note 22 Leases

This note provides information for leases where the Group is the lessee.

(i) Amounts recognised in the balance sheet

The balance sheet shows the following amounts relating to leases:

	31 December 2022 US$	Restated 30 June 2022 US$
Right-of-use assets - Buildings	4,915,035	5,130,292
Lease liabilities
Current Non-current	353,378 4,825,560	337,637 5,008,041
	5,178,938	5,345,678

There were no additions to the right-of-use assets during the six-month period ended 31 December 2022 (Twelve months ended 30 June 2022: $Nil). The movement of $215,257 relates to depreciation expense.

ANNUAL REPORT - 31 DECEMBER 2022

Note 22 Leases (continued)

(i) Amounts recognised in the statement of profit or loss and other comprehensive income

The statement of profit or loss and other comprehensive income shows the following amounts relating to leases:

	6 month period ended 31 December 2022 US$	Restated 12 month period ended 30 June 2022 US$
Depreciation of right-of-use assets – Buildings	215,257	430,514
Interest expense	111,593	233,229

The total cash outflow for leases in the six month financial period was $166,741 (Twelve months ended 30 June 2022: $308,405).

Note 23 Borrowings

	31 December 2022			30 June 2022 - Restated
	Current US$	Non-Current US$	Total US$	Current US$	Non-Current US$	Total US$
Secured
Bank loans (i)	971,159	34,066,811	35,037,970	896,081	34,851,775	35,747,856
Total secured borrowings	971,159	34,066,811	35,037,970	896,081	34,851,775	35,747,856
Unsecured
Other loans (ii)	114,155	1,010,777	1,124,932	119,970	1,095,502	1,215,472
Total unsecured borrowings	114,155	1,010,777	1,124,932	119,970	1,095,502	1,215,472
Total borrowings	1,085,314	35,077,588	36,162,902	1,016,051	35,947,277	36,963,328

(i) Secured liabilities and assets pledged as security

(a)
On 1 December 2017, the Group purchased freehold land and buildings at 177 Bluewater Road, Bedford Canada for CAD$1,225,195 from this the BTS business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$2,680,000 and it has been fully drawn down at 31 December 2022. The total liability at 31 December 2022 is USD $1,873,764.

The facility is repayable in monthly instalments ending 15 September 2044.

The facility has been secured by first mortgage over the property.

The carrying amount of this property is $3,160,854 (30 June 2022: $3,371,218).

ANNUAL REPORT - 31 DECEMBER 2022

Note 23 Borrowings (continued)

(b)
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at 31 December 2022. The total liability at 31 December 2022 is USD $3,619,600.

The full facility is repayable in monthly instalments, commencing in December 2022 and ending in November 2047.

The Group’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset is $3,754,397 (30 June 2022: $3,919,356).

(c)
On 24 January 2022, the Group entered into a loan facility to purchase equipment. The total amount available under the facility is CAD $2,300,000. At 31 December 2022 the facility had been drawn down to CAD $500,000 and CAD $1,800,000 remains to be disbursed. The total liability at 31 December 2022 is USD $369,004.

The facility is repayable in monthly instalments, commencing in December 2023 and ending in November 2033. Equipment being purchased with the loan funds are pledged as collateral against the loan.

(d)
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga, USA for USD $42,600,000 to expand the NAM business. The Group entered into a loan facility with PNC Real Estate for USD$30,100,000 to purchase the land and buildings. The loan has been fully drawn down as at 31 December 2022. The total liability at 31 December 2022 is USD $29,175,603. The facility is repayable in monthly instalments, which commenced in September 2021 and end in August 2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, the carrying amount of which is $40,230,812.

Loan covenants

This loan imposes certain covenants to ensure that the following financial ratios are met:

- net assets of USD$30.1M to be maintained (exclusive of the land and buildings secured by this loan and minimum liquidity of USD$3.1M)

- a debt service coverage ratio of 1.2 to 1 is to be maintained.

Compliance with loan covenants

NOVONIX Limited has complied with the financial covenants of its borrowing facilities during both the six-month period ended 31 December 2022 and the twelve-month period ended 30 June 2022.

ANNUAL REPORT - 31 DECEMBER 2022

Note 23 Borrowings (continued)

(ii) Other loans

ACOA Loans

In December 2017, the Group entered into a contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 31 December 2022, CAD$450,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly instalments which commenced in September 2019 and end in December 2025.

In October 2018, the Group entered into another contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 31 December 2022, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly instalments which commenced in April 2020 and end in March 2026.

On 13 July 2021 the Group entered into a further contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 31 December 2022, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly instalments commencing in January 2024 and end in December 2026.

On 16 December 2021 the Group entered into a further contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,000,000. As at 31 December 2022, it has been drawn down to CAD $900,000. The funding will be used to assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly instalments commencing in January 2025 and end in December 2036.

(iii) Fair value

For all borrowings, other than the ACOA loans noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The ACOA loans are interest free. The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date. This resulted in a day one gain of $219,557 in the twelve-month period ended 30 June 2022.

ANNUAL REPORT - 31 DECEMBER 2022

Note 24 Contributed equity

	31 December 2022 Shares	30 June 2022 Shares	31 December 2022 US$	Restated 30 June 2022 US$
(a) Share capital
Ordinary shares Fully paid	486,774,622	485,951,369	338,108,198	338,011,842

(b) Ordinary share capital

Date	Details	Note	Number of Shares	US$
1 July 2021	Balance		404,601,384	175,775,600
30 Sept 2021	Placement shares	(d)	77,962,578	149,984,585
14 Dec 2021	Exercise of performance rights	(c)	1,291,851	-
1 Feb 2022	KORE Power Consideration Shares	(g)	1,974,723	12,376,659
8 Mar 2022	Exercise of options	(e)	33,333	12,182
31 May 2022	Exercise of performance rights	(c)	87,500	-
	Share issue costs		-	(137,184)
30 June 2022	Balance		485,951,369	338,011,842
7 July 2022	Exercise of options	(e)	150,000	92,097
	Exercise of share rights	(f)	302,539	-
8 July 2022	Exercise of options	(e)	20,000	12,283
5 August 2022	Exercise of performance rights	(c)	255,996	-
22 Dec 2022	Exercise of performance rights	(c)	94,718	-
	Share issue costs		-	(8,024)
31 December 2022	Balance		486,774,622	338,108,198

(c) Exercise of performance rights

On 31 May 2022, 87,500 ordinary shares were issued to Key Management Personnel and other employees on the exercise of 87,500 vested performance rights.

On 14 December 2021, 1,291,851 ordinary shares were issued on the exercise of vested performance rights. Of these, 599,851 were issued to Key Management Personnel (Robert Natter 200,000; Anthony Bellas 200,000; Nick Liveris 107,851; Chris Burns 92,000) following shareholder approval at the Annual General Meeting held on 30 November 2021. 600,000 were issued to Philip St Baker (a related party of Director Trevor St Baker), and 92,000 were issued to employees of the Group.

On 5 August 2022 255,996 ordinary shares were issued to non-KMP employees on the exercise of vested performance rights.

On 22 December 2022 94,718 ordinary shares were issued to non-KMP employees on the exercise of vested performance rights.

ANNUAL REPORT - 31 DECEMBER 2022

Note 24 Contributed equity (continued)

(d) Placement shares

On 30 September 2021, 77,962,578 ordinary shares were issued to Phillips 66 for a purchase price of USD$150 million, which converted to AUD$2.67 per share.

(e) Exercise of options

On 8 March 2022, 33,333 options were exercised at AUD$0.50 per share.

On 7 July 2022, 150,000 options were exercised at AUD$0.90 per share.

On 8 July 2022, 20,000 options were exercised at AUD$0.90 per share.

(f) Exercise of Share Rights

On 7 July 2022 302,539 ordinary shares were issued to Directors on the vesting of share rights (refer note 29).

(g) KORE Power Consideration Shares

On 31 January 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totalled USD$25M and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited (refer to note 17).

(h) Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the company.

The Group monitors capital on the basis of cash flow requirements for operational, and exploration and evaluation expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements.

The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

ANNUAL REPORT - 31 DECEMBER 2022

Note 25 Reserves

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$

Share-based payment reserve	37,161,498	32,025,511
Foreign currency translation reserve	(15,136,944)	(12,691,406)
Convertible loan note reserve	4,523,095	4,523,095
	26,547,649	23,857,200

(a) Share-based payment reserve	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$

Share-based payment reserve	37,161,498	32,025,511
Movements:
Opening balance	32,025,511	19,996,754
Performance rights cash settled in current period (refer note 29)	(133,878)	(2,501,992)
Equity settled share-based payments	5,354,429	14,530,749
Exchange differences	(84,564)	-
Closing balance	37,161,498	32,025,511

The share-based payment reserve records items recognised as expenses on valuation of director, employee and contractor options and performance rights.

(b) Foreign currency translation reserve	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
Foreign currency translation reserve	(15,136,944)	(12,691,406)

Movements:
Opening balance	(12,691,406)	5,060,282
Exchange differences on translation of foreign operations	(2,445,538)	(17,751,688)
Closing balance	(15,136,944)	(12,691,406)

The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

ANNUAL REPORT - 31 DECEMBER 2022

Note 26 Operating segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel (Chief Operating Decision Makers or “CODM”) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The CODM has identified three operating segments being Battery Materials, Battery Technology and Graphite Exploration and Mining. The Battery Materials segment develops and manufactures battery anode materials and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development. The Graphite Exploration and Mining segment manages the maintenance and future development of Mt Dromedary natural graphite deposit.

Basis of accounting for purposes of reporting by operating segments

a.
Accounting policies adopted

Unless stated otherwise, all amounts reported to the Board, being the chief operating decision makers with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual financial statements of the Group.

b.
Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.
Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

d.
Unallocated items

The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

- Interest income

- Corporate administrative and other expenses

- Income tax expense

- Corporate share-based payment expenses

- Corporate marketing and project development expenses

- Corporate cash

- Corporate trade and other payables

- Corporate trade and other receivables

ANNUAL REPORT - 31 DECEMBER 2022

Note 26 Operating segments (continued)

e.
Segment information

Segment performance

6 months ended 31 December 2022	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
Segment revenue	-	2,702,276	-	-	2,702,276
Other income	35,154	260,536	-	-	295,690
Interest income	-	-	-	19,416	19,416
Total income	35,154	2,962,812	-	19,416	3,017,382
Segment net profit / (loss) from continuing operations before tax	(14,584,755)	(5,520,718)	-	(7,758,541)	(27,864,014)

12 months ended 30 June 2022 - Restated	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
Segment revenue	-	6,099,815	-	1,340	6,101,155
Other income	385,482	1,202,324	-	-	1,587,806
Interest income	-	-	-	8,314	8,314
Total income	385,482	7,302,139	-	9,654	7,697,275
Segment net profit / (loss) from continuing operations before tax	(20,366,063)	(6,248,217)	-	(25,246,027)	(51,860,307)

Segment assets

31 December 2022	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
Segment assets	153,744,385	19,635,067	2,219,480	101,825,626	277,424,558

30 June 2022 - Restated	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
Segment assets	136,209,642	19,035,525	2,225,785	145,508,319	302,979,271

ANNUAL REPORT - 31 DECEMBER 2022

Note 26 Operating segments (continued)

Segment liabilities

31 December 2022	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
Segment liabilities	40,119,176	8,960,085	-	2,289,028	51,368,289

30 June 2022 - Restated	Battery Materials US$	Battery Technology US$	Graphite Exploration US$	Unallocated US$	Total US$
Segment liabilities	40,891,975	8,962,922	-	1,990,896	51,845,793

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration and Mining are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

ANNUAL REPORT - 31 DECEMBER 2022

Note 27 Cash flow information

Reconciliation of profit / (loss) after income tax to net cash outflow from operating activities

	Consolidated
	6 months ended 31 December 2022 $	Restated 12 months ended 30 June 2022 $
Profit / (loss) for the period	(27,864,014)	(51,860,307)
Adjustments for
Share based payments	5,357,063	14,680,945
Borrowing costs	44,960	46,603
Loss on sale of fixed assets	33,485	-
Software written off	96,596	-
Loss on equity investment securities at fair value through profit or loss	-	7,937,633
Foreign exchange (gain) / loss	(1,368,856)	(5,144,766)
Amortisation & depreciation expense	2,572,018	4,214,620
Government incentives	-	(219,557)

Change in operating assets and liabilities:
(Increase)/decrease in trade receivables	232,354	(991,503)
(Increase)/decrease in inventories (Increase)/decrease in other operating assets	(1,383,644) 2,432,642	166,178 (3,543,910)
Increase / (decrease) in trade creditors Increase / (decrease) in other operating liabilities	1,340,692 (359,867)	(90,690) 5,575,399
Net cash outflow from operating activities	(18,866,571)	(29,229,355)

ANNUAL REPORT - 31 DECEMBER 2022

Note 27 Cash flow information (continued)

(a)
Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

Net debt

	31 December 2022 US$	Restated 30 June 2022 US$

Cash and cash equivalents	99,039,172	142,737,362
Lease liability - repayable within one year	(353,378)	(337,637)
Borrowings – repayable within one year (including overdraft)	(1,085,314)	(1,016,051)
Lease liability - repayable after one year	(4,825,560)	(5,008,041)
Borrowings – repayable after one year	(35,077,588)	(35,947,277)
Net cash (debt)	57,697,332	100,428,356

Cash and cash equivalents	99,039,172	142,737,362
Gross debt – fixed interest rates	(6,303,869)	(6,561,150)
Gross debt – variable interest rates	(35,037,971)	(35,747,856)
Net cash (debt)	57,697,332	100,428,356

		Liabilities from financing activities
	Cash US$	Borrowings due within 1 year US$	Borrowings due after 1 year US$	Total US$
Net debt as at 1 July 2021 - Restated	102,601,252	(516,400)	(9,839,923)	92,244,929
Cash flows	44,658,146	485,069	(32,845,110)	12,298,105
Other non-cash movements	(4,522,036)	(1,322,357)	1,729,715	(4,114,678)
Net cash as at 30 June 2022 - Restated	142,737,362	(1,353,688)	(40,955,318)	100,428,356
Cash flows	(45,587,951)	655,178	-	(44,932,773)
Other non-cash movements	1,889,761	(740,182)	1,052,170	2,201,749
Net cash as at 31 December 2022	99,039,172	(1,438,692)	(39,903,148)	57,697,332

(b)
Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

•
Right of use assets – note 22
•
Options and shares issued to employees – note 29

ANNUAL REPORT - 31 DECEMBER 2022

Note 28 Interests in subsidiaries

Information about Principal Subsidiaries

The Group’s material subsidiaries at 31 December 2022 are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Group, and the proportion of ownership interest held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business / country of incorporation	Ownership interest held of the Group		Principal activities
		31 December 2022%	30 June 2022%
MD South Tenements Pty Ltd	Australia	100%	100%	Graphite exploration
Novonix Battery Technology Solutions Inc	Canada	100%	100%	Battery technology services.
Novonix Corp	USA	100%	100%	Investment
Novonix Anode Material LLC	USA	100%	100%	Battery materials development
NOVONIX 1029 LLC	USD	100%	100%	Real estate borrower

ANNUAL REPORT - 31 DECEMBER 2022

Note 29 Share-based payments

Performance Rights and Options

Employees of the Group participate in the Group’s Long-Term Incentive Program (“LTIP”) comprising grants of performance rights and options with varying vesting conditions. The performance rights and options carry no dividend or voting rights. Performance rights and options may vest immediately or dependent on the recipient remaining in employment, or achievement of performance related vesting conditions, by the vesting date. Upon vesting, each performance right and option is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights or options vest, the rights or options will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

Share rights

Non-executive Directors participate on an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-Executive Directors of the Company each financial year with a fixed US dollar value of USD$110,000. The share rights carry no dividend or voting rights. Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

The following table presents the composition of share-based payments expense for the six month period ended 31 December 2022 and the twelve month period ended 30 June 2022.

Share based payments expense for the year is derived as follows:

	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$
Share rights granted in current year	444,480	2,620,399
Performance rights granted in current year	2,274,551	10,810,456
Performance rights granted in prior years	2,582,698	192,285
Options granted in prior years	52,700	907,609
Share based payment expense	5,354,429	14,530,749
Performance rights net settled for withholding tax obligation	(133,878)	(2,501,992)
Exchange differences	(84,564)	-
Movement in share based payments reserve	5,135,987	12,028,757

ANNUAL REPORT - 31 DECEMBER 2022

Note 29 Share-based payments (continued)

SHARE RIGHTS

A summary of movements of all share rights issued is as follows:

	Number on issue	Number Vested
Share rights outstanding as at 1 July 2022	302,539	302,539
Granted	436,403	16,433
Forfeited	-	-
Exercised	(302,539)	(302,539)
Share rights outstanding as at 31 December 2022	436,403	16,433

During the year share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on 26 October 2022. The share rights are convertible to ordinary shares on a 1:1 basis and vest in accordance with the table below. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of US$444,480 has been recognised in the six-month period ended 31 December 2022. Further details of the share rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value AUD	Expiry	Expense recognised US$
Anthony Bellas	26 October 2022	69,995	30 June 2023	$2.90	30 June 2024	68,758
Robert Cooper	26 October 2022	69,995	30 June 2023	$2.90	30 June 2024	68,758
Zhanna Golodryga	26 October 2022	69,995	30 June 2023	$2.90	30 June 2024	68,758
Andrew Liveris	26 October 2022	69,995	30 June 2023	$2.90	30 June 2024	68,758
Robert Natter	26 October 2022	69,995	30 June 2023	$2.90	30 June 2024	68,758
Robert Natter	26 October 2022	7,263	26 October 2022	$2.90	30 June 2024	14,112
Jean Oelwang	26 October 2022	69,995	30 June 2023	$2.90	30 June 2024	68,758
Jean Oelwang	26 October 2022	9,170	26 October 2022	$2.90	30 June 2024	17,820
Total expense recognised						444,480

ANNUAL REPORT - 31 DECEMBER 2022

Note 29 Share-based payments (continued)

PERFORMANCE RIGHTS

A summary of movements of all performance rights issued is as follows:

	Number on issue	Number Vested
Performance rights outstanding as at 1 July 2021	1,600,000	600,000
Vested	-	200,000
Awarded^	667,831	-
Granted	4,676,946	887,500
Forfeited	(200,000)	-
Exercised	(1,687,500)	(1,687,500)
Performance rights outstanding as at 30 June 2022	5,057,277	-
Vested	-	463,897
Granted	6,547,018	-
Forfeited	(128,503)	-
Exercised	(463,897)	(463,897)
Performance rights outstanding as at 31 December 2022	11,011,895	-

^Performance rights awarded to Key Management Personnel that are subject to shareholder approval at the 2022 Annual General Meeting.

Performance rights granted in the current period

During the year performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

128,503 performance rights were forfeited during the year as not all vesting conditions were met.

Further details of the performance rights are set out in the table below:

ANNUAL REPORT - 31 DECEMBER 2022

Note 29 Share-based payments (continued)

Name	Grant date	Number	Vesting date	Fair value AUD	Expiry	Expense recognised US$
Rashda Buttar	1 July 2022	482,441	¼ 1 July 2023 ¼ 1 July 2024 ¼ 1 July 2025 ¼ 1 July 2026	$2.23	Cessation of employment	197,861
Rashda Buttar	26 October 2022	359,300	30 June 2025	$2.90	Cessation of employment	122,712
Nick Liveris	26 October 2022	778,400	30 June 2025	$2.90	Cessation of employment	265,848
Chris Burns	26 October 2022	2,275,400	30 June 2025	$2.90	Cessation of employment	777,119
Non-KMP employees	1 July 2022	1,856,557	¼ 1 July 2023 ¼ 1 July 2024 ¼ 1 July 2025 ¼ 1 July 2026	$2.23	Cessation of employment	782,636
Non-KMP employees	4 September 2022	345,186	4 equal annual tranches commencing on the anniversary of employment	$2.06	Cessation of employment	84,803
Non-KMP employees	16 September 2022	89,272		$2.10	Cessation of employment	19,134
Non-KMP employees	22 September 2022	27,485		$2.04	Cessation of employment	6,327
Non-KMP employees	7 November 2022	16,030		$1.86	Cessation of employment	1,988
Non-KMP employees	6 July 2022	31,079		$2.28	Cessation of employment	12,168
Non-KMP employees	12 July 2022	21,557		$2.05	Cessation of employment	-*
Non-KMP employees	7 July 2022	26,946		$2.40	Cessation of employment	-*
Non-KMP employees	20 December 2022	167,532		$1.70	Cessation of employment	1,904
Non-KMP employees	6 December 2022	69,833		$2.06	Cessation of employment	2,051
Total number issued		6,547,018	Total expense recognised			2,274,551

* Performance rights issued during the period, however following cessation of employment the expense has been reversed prior to vesting conditions being satisfied.

ANNUAL REPORT - 31 DECEMBER 2022

Note 29 Share-based payments (continued)

Performance rights net settled for withholding tax obligations

The Group has an obligation to withhold tax on the vesting of performance rights for employees resident in the USA and Canada. As consideration for the withholding tax, the Group reduces the number of shares to be issued to the employees (net settled).

During the year the Group net settled the following share based payments:

Name	Vesting date	Performance rights vested & exercised	Net settled shares	Withholding obligation US$
Non-KMP employees	19 July 2022	10,000	5,996	5,993
Non-KMP employees	11 December 2022	200,000	92,000	126,540
Non-KMP employees	20 December 2022	3,897	2,718	1,345
Total				133,878

OPTIONS

A summary of movements of all options issued is as follows:

	Number	Weighted Average Exercise Price AUD
Options outstanding as at 1 July 2021	32,103,334	$0.51
Granted to employees	-	-
Forfeited	(2,740,000)	$0.53
Exercised	(33,333)	$0.50
Options outstanding as at 30 June 2022	29,330,001	$0.51
Vested options outstanding as at 30 June 2022	13,796,667	$0.52
Forfeited	(66,667)	$0.50
Exercised	(170,000)	$0.90
Options outstanding as at 31 December 2022	29,093,334	$0.51
Vested options outstanding as at 31 December 2022	13,560,000	$0.52

The weighted average remaining contractual life of options outstanding at 31 December 2022 was 3.8 years (30 June 2022: 4.8 years).

There were no options awarded during the period ended 31 December 2022.

Note 30 Events after the reporting date

There have been no matters or circumstances that have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

ANNUAL REPORT - 31 DECEMBER 2022

Note 31 Related party transactions

During the six month period ended 31 December 2022 there were the following related party transactions:

(a)
On 26 October 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and will vest on 30 June 2023:
a.
Tony Bellas (Director) – 69,995 share rights
b.
Andrew Liveris (Director) – 69,995 share rights
c.
Robert Cooper (Director) – 69,995 share rights
d.
Zhanna Golodryga (Director) – 69,995 share rights
e.
Robert Natter (Director) – 69,995 share rights
f.
Jean Oelwang (Director) – 69,995 share rights

An expense of $412,522 relating to these share rights has been recognised during the six-month period ended 31 December 2022.

(b)
On 26 October 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested immediately:
a.
Robert Natter (Director) – 7,263 share rights
b.
Jean Oelwang (Director) – 9,170 share rights

An expense of $31,932 relating to these share rights has been recognised during the six-month period ended 31 December 2022.

(c)
On 1 July 2022, 2,275,400 performance rights were granted to Chris Burns as an LTI for the period 1 July 2022 to 30 June 2023. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $777,119 was recognised during the six-months ended 31 December 2022 relating to these performance rights.

(d)
(d) On 1 July 2022, 359,300 performance rights were granted to Rashda Buttar as an LTI for the period 1 July 2022 to 30 June 2023. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $122,712 was recognised during the six-months ended 31 December 2022 relating to these performance rights.

(e)
On 1 July 2022, 482,441 performance rights were granted to Rashda Buttar as a true-up grant. Rashda Buttar has previously received an grant of performance rights upon being hired, however following the implementation of equity guidelines, a true-up grant was required to make her whole in relation to the new guidelines. The performance rights (convertible to ordinary shares on a 1:1 basis) vest annual in four equal tranches from 1 July 2023 through to 1 July 2026. All performance rights vest subject to continued employment. An expense of $197,860 was recognised during the six-months ended 31 December 2022 relating to these performance rights.

ANNUAL REPORT - 31 DECEMBER 2022

Note 31 Related party transactions (continued)

(f)
On 26 October 2022, 778,400 performance rights were granted to Nick Liveris as an LTI for the period 1 July 2022 to 30 June 2023 and 667,831 performance rights for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $265,848 was recognised during the six-months ended 31 December 2022 relating to these performance rights.
(g)
During the six-month period ended 31 December 2022, Phillips 66 were paid fees totalling $30,000 and issued share rights to the value of $68,758, for Ms Zhanna Golodryga services to the Company as a Director. Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by Ms Zhanna Golodryga are paid directly to Phillips 66.

During the prior financial year:

(a)
On 30 November 2021, 800,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Robert Natter, Chairman (200,000), Tony Bellas, non-executive Director (200,000), Chris Burns, CEO (200,000) and Nick Liveris, CFO (200,000). The performance rights were formally approved by shareholders at the AGM on 30 November 2021. The value of each performance right was determined to be AUD$11.95, with a vesting date of 30 November 2021. These performance rights were converted to shares on 14 December 2021. An expense of $6,829,664 was recognised in the year ended 30 June 2022.
(b)
On 30 November 2021, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested on 30 June 2022:
a.
Tony Bellas (Director) – 66,000 share rights
b.
Andrew Liveris (Director) – 66,000 share rights
c.
Robert Cooper (Director) – 66,000 share rights
d.
Trevor St Baker (Director) – 66,000 share rights
e.
Greg Baynton (former Director) – 27,500 share rights
f.
Zhanna Golodryga (Director) – 17,549 share rights

An expense of $2,620,382 was recognised in the year ended 30 June 2022.

(c)
On 28 January 2022, 1,412,000 performance rights were granted to Chris Burns as an LTI for the year 1 July 2021 to 30 June 2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $1,277,099 was recognised in the year ended 30 June 2022.

(d)
On 28 January 2022, 255,238 performance rights were granted to Rashda Buttar as an LTI for the year 1 July 2021 to 30 June 2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $230,853 was recognised in the year ended 30 June 2022.

ANNUAL REPORT - 31 DECEMBER 2022

Note 31 Related party transactions (continued)

(e)
On 28 January 2022, 667,831 performance rights were awarded to Nick Liveris as an LTI for the year 1 July 2021 to 30 June 2022. The granting and issue of the performance rights was subject to shareholder approval which was sought and obtained at the 2022 Annual General Meeting of Shareholders. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $535,128 was recognised in the year ended 30 June 2022.
(f)
During the prior year ended 30 June 2022, Phillips 66 were paid fees totalling $43,146 and issued share rights to the value of $151,998, for Ms Zhanna Golodryga services to the Company as a Director. Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by Ms Zhanna Golodryga are paid directly to Phillips 66.

There were no other related party transactions during the current or prior financial periods. For details of disclosures relating to key management personnel, refer to Note 7.

Note 32 Commitments

(a)
Exploration commitments

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
Commitments for payments under exploration permits in existence at the reporting date but not recognised as liabilities payable	$ 4,000	15,853

So as to maintain current rights to tenure of various exploration tenements, the Group will be required to outlay amounts in respect of tenement exploration expenditure commitments. These outlays, which arise in relation to granted tenements are noted above. The outlays may be varied from time to time, subject to approval of the relevant government departments, and may be relieved if a tenement is relinquished.

Exploration commitments are calculated on the assumption that each of these tenements will be held for its full term. But, in fact, commitments will decrease materially as exploration advances and ground that is shown not to be prospective is progressively surrendered. Expenditure commitments on prospective ground will be met out of existing funds, farm-outs, and new capital raisings.

ANNUAL REPORT - 31 DECEMBER 2022

Note 32 Commitments (continued)

(b)
Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:

	Consolidated
	31 December 2022 US$	Restated 30 June 2022 US$
Property, plant, and equipment	16,315,454	10,350,205

(c)
Legal Proceedings

The Group is currently not a party to any material legal proceedings. From time to time, the Group may become involved in legal proceedings arising in the ordinary course of business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

ANNUAL REPORT - 31 DECEMBER 2022

Note 33 Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s financial instruments consist mainly of deposits with banks and accounts receivable and payable.

The totals for each category of financial instruments, measured in accordance with IAS 39: Financial Instruments: Recognition and Measurement as detailed in the accounting policies to these financial statements, are as follows:

		Consolidated
	Notes	31 December 2022 US$	Restated 30 June 2022 US$
Financial assets
Cash and cash equivalents	11	99,039,172	142,737,362
Trade and other receivables	12	11,984,834	13,659,367
Financial assets at fair value through profit or loss	17	16,490,271	16,666,619
Total financial assets		127,514,277	173,063,348
Financial liabilities
Trade payables	20	4,108,380	2,651,984
Lease liabilities	22	5,178,938	5,345,678
Borrowings	23	36,162,902	36,963,328
Total financial liabilities		45,450,220	44,960,990

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility.

Market risk

Market risk is the risk that the change in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

The Group is not exposed to market risks other than interest rate risk.

Foreign currency risk

Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Exposure to foreign currency risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Group holds financial instruments which are other than the USD.

ANNUAL REPORT - 31 DECEMBER 2022

Note 33 Financial risk management (continued)

With instruments being held by overseas operations, fluctuations in the Canadian dollar may impact on the Group’s financial results.

The following table shows the foreign currency risk as on the financial assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in United States dollars, was as follows:

	31 December 2022	30 June 2022 Restated	31 December 2022	30 June 2022 Restated
	CAD $	CAD $	USD $	USD $
Cash at bank	-	-	55,708,444	100,003,197
Trade receivables	-	-	2,686,157	2,006,889
Trade payables	25,038	10,374	2,424,565	623,875
Borrowings	-	-	-	-

Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk. During the six-month period ended 31 December 2022, the Group’s borrowings at variable rates were denominated in Canadian and US dollars.

As the Group has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.

At 31 December 2022, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the six-month period would have been $635,007 (Twelve month period ended 30 June 2022: $1,069,895) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises primarily from cash and cash equivalents and deposits with banks and financial institutions. For bank and financial institutions, only independently rated parties with a minimum rating of ‘AAA’ are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available).

ANNUAL REPORT - 31 DECEMBER 2022

Note 33 Financial risk management (continued)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities to meet obligations when due.

The Group manages liquidity risk by continuously monitoring forecast and actual cash flows. No finance facilities were available to the Group at the end of the reporting period.

All financial assets mature within one year. The maturity of all financial liabilities is set out in the table below.

Financing arrangements

The Group’s undrawn borrowing facilities as at 31 December 2022 totals $1,447,844 which relates to the loan facilities secured over commercial land and buildings (refer note 23).

Maturities of financial liabilities

As at 31 December 2022, the contractual maturities of the Group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1-2 years	Between 2 -5 years	Over 5 years	Total contractual cash flows	Carrying amount
At 31 December 2022 Trade payables	6,954,464	-	-	-	-	6,954,464	6,954,464
Lease liabilities	278,867	286,800	573,600	1,720,800	3,680,600	6,540,667	5,178,938
Borrowings	1,136,116	1,150,846	2,498,302	7,164,079	34,423,607	46,372,950	36,162,902
Total non-derivatives	8,369,447	1,437,646	3,071,902	8,884,879	38,104,207	59,868,081	48,296,304

ANNUAL REPORT - 31 DECEMBER 2022

Note 34 Change in Accounting Policies

The Group elected to change its presentation currency from Australian dollars to US dollars effective from 1 July 2022. The Group believes that the change will enhance the relevance of the Group’s financial information and comparability with the industry peer group, the majority of which report in US dollars. This change constitutes a voluntary change in accounting policy and has been applied retrospectively.

Comparative financial information presented in these consolidated financial statements has been translated into US dollars using the procedures outlined below:

(a)
The Statements of Profit or loss and other comprehensive income and Cash Flows have been translated to US dollars using average exchange rates for the relevant period. Where such average exchange rates do not approximate the spot exchange rate on the date of the transaction, the actual exchange rate is used.
(b)
Assets and liabilities in the Balance Sheet have been translated to US dollars using the exchange rate at the relevant balance dates.
(c)
The Equity section of the Balance Sheet has been converted to US dollars using approximate historical exchange rates.
(d)
The exchange rates used were as follows:

	As at Balance Date	Average for the Period

Year ended 30 June 2022	1.4508	1.3797
Year ended 30 June 2021	1.3320	1.3425

END OF FINANCIAL REPORT – 31 DECEMBER 2022

ANNUAL REPORT - 31 DECEMBER 2022

DIRECTORS’ DECLARATION

In the Directors’ opinion:

(a)
the financial statements and notes set out on pages 42 to 110 are in accordance with the Corporations Act 2001, including:
(i)
complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii)
giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and of its performance for the financial period ended on that date, and
(a)
there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 confirms that the financial statements also comply with International Financial Reporting

Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Managing Director and Chief Financial Officer

required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

R Natter

Director

Brisbane, 28 February 2023

ANNUAL REPORT - 31 DECEMBER 2022

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS

Independent auditor’s report

To the members of Novonix Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Novonix Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

(a)
giving a true and fair view of the Group's financial position as at 31 December 2022 and of its financial performance for the period 1 July 2022 to 31 December 2022
(b)
complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

•
the consolidated balance sheet as at 31 December 2022
•
the consolidated statement of changes in equity for the period 1 July 2022 to 31 December 2022
•
the consolidated statement of cash flows for the period 1 July 2022 to 31 December 2022
•
the consolidated statement of profit or loss and other comprehensive income for the period
1 July 2022 to 31 December 2022
•
the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information
•
the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

ANNUAL REPORT - 31 DECEMBER 2022

Material uncertainty related to going concern

We draw attention to Note 1 in the financial report, which indicates that the Group incurred a net loss of $27,864,014 and net operating cash outflows of $18,866,571 during the 6 months ended
31 December 2022, and is dependent upon raising additional funding to finance its ongoing expansionary activities. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists which may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

The Group is an integrated developer and supplier of materials, equipment and services for the global lithium-ion battery industry with operations in the USA and Canada. The Group also owns a natural graphite deposit in Queensland, Australia. The regional finance functions report to the Group finance function in Brisbane, Australia, where the consolidation is performed.

Materiality
•
For the purpose of our audit, we used overall Group materiality of $2.8 million, which represents approximately 1% of the Group’s total assets.
•
We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.
•
We chose total assets as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most appropriately measured whilst not in the commercialisation phase.
•
We utilised a 1% threshold based on our professional judgement, noting it is within the range of commonly acceptable asset related thresholds.

ANNUAL REPORT - 31 DECEMBER 2022

Audit Scope
•
Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.
•
The accounting processes are structured around the regional finance functions who report into the Group finance function located in Brisbane, Australia.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Committee.

In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matter(s) described below to be the key audit matters to be communicated in our report.

Key audit matter	How our audit addressed the key audit matter

Measurement and recognition of key management personnel compensation

(Refer to note 7)

For the period ended 31 December 2022, the Group recognised key management personnel compensation of $5.5m, including share-based remuneration of $4.0m.

The measurement and recognition of key management personnel compensation is considered a key audit matter due to its magnitude within the statement of profit or loss and other comprehensive income, and complexity associated with the accounting for share-based remuneration, which is the major component of this compensation.

Our procedures in relation to the measurement and recognition of key management personnel compensation included, amongst others:

•
Inspecting relevant minutes of Board and Remuneration Committee meetings for evidence of approval of the amounts of short-term incentives awarded to key management personnel for the period, as well as the terms of equity instruments awarded.
•
Comparing employment agreements and payslip documentation of key management personnel to the amounts disclosed in the financial statements.
•
For new equity instruments granted to key management personnel during the period, assessing the grant date and fair value of the equity instruments by reference to the relevant supporting documentation and the Group’s share price on grant date.

ANNUAL REPORT - 31 DECEMBER 2022

Key audit matter	How our audit addressed the key audit matter

•
Recalculating the share-based remuneration expense for the period for key management personnel based on the grant date fair value, the Group’s significant assumptions for the expected number of rights and options to vest, and the vesting period, with reference to the terms and conditions stated in the relevant documentation, and the Group’s forecasts.
•
Assessing the related disclosures in the financial statements, in light of the requirements of Australian Accounting Standards.

Assessment of the fair value of the investment in KORE Power

(Refer to note 17)

On 31 January 2022, the Group entered into a Securities Purchase Agreement with KORE Power Inc. (“KORE Power”). The Group acquired 3,333,333 shares of KORE Power, representing approximately 5% of the common equity of KORE Power, for total consideration of $25.0m, paid in cash and through the issue of Novonix Limited ordinary shares.

The investment is accounted for as a financial asset measured at fair value through profit or loss.

Assessing the fair value of the investment in KORE Power was considered a key audit matter due to the judgement required by the Group in assessing the fair value, as well as the financial significance of the asset.

Our procedures in relation to assessing the fair value of the investment in KORE Power included, amongst others:

•
Evaluating the Group’s assessment of fair value at 31 December 2022, by reference to actual share transactions, including capital raising activities undertaken by KORE Power, and market observable inputs, including share price movements of listed peer companies.
•
Reading relevant publicly available information to consider whether there are any events which have occurred during the period which would impact on the valuation of the KORE Power investment. Assessing the related disclosures in the financial statements, in light of the requirements of Australian Accounting Standards.

ANNUAL REPORT - 31 DECEMBER 2022

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the period 1 July 2022 to 31 December 2022, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor's report.

ANNUAL REPORT - 31 DECEMBER 2022

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 19 to 38 of the directors’ report for the period 1 July 2022 to 31 December 2022.

In our opinion, the remuneration report of Novonix Limited for the period 1 July 2022 to
31 December 2022 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Michael Crowe	Brisbane
Partner	28 February 2023

ANNUAL REPORT - 31 DECEMBER 2022

ANNUAL REPORT - 31 DECEMBER 2022

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 17 February 2023.

A.
Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

Class of equity security
Ordinary shares
1 - 1,000	18,334
1,001 – 5,000	11,178
5,001 – 10,000	2,910
10,001 – 100,000	2,876
100,001 and over	264
35,562

There were 8,102 holders of less than a marketable parcel of ordinary shares.

B.
Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
Name	Number held	% of issued shares
Phillips 66 Company	77,980,127	16.02
Citicorp Nominees Pty Limited	54,410,143	11.18
HSBC Custody Nominees (Australia) Limited	26,149,522	5.37
St Baker Energy Holdings Pty Ltd	20,243,522	4.16
BNP Paribas Noms Pty Ltd	17,024,233	3.50
J P Morgan Nominees Australia Limited	15,280,054	3.14
Argo Investments Limited	13,550,000	2.78
BNP Paribas Nominees Pty Ltd ACF Clearstream	10,246,854	2.11
Carpe Diem Asset Management Pty Ltd	9,047,622	1.86
Mr Philip Matthew St Baker & Mrs Peta Jane St Baker	5,675,000	1.17
Andrew Liveris	5,000,000	1.03
Mutual Trust Pty Ltd	4,132,794	0.85
HSBC Custody Nominees (Australia) Limited – A/c 2	3,921,451	0.81
George Chapman	3,600,000	0.74
BNP Paribas Nominees Pty Ltd	3,137,725	0.64
National Nominees Limited	2,984,914	0.61
David Andrew Stevens	2,900,000	0.60
Allegro Capital Nominees Pty Ltd	2,600,000	0.53
Merrill Lynch (Australia) Nominees Pty Limited	2,598,315	0.53
Loch Exploration Pty Ltd	2,277,551	0.47
Total	282,759,827	58.10

Unquoted equity securities

Number on issue	Number of holders

ANNUAL REPORT - 31 DECEMBER 2022

Performance rights	11,011,895	56
Share rights	436,403	8
Share options	29,093,334	16

Holders of more than 20% of unquoted share options on issue

	Number held	% of total on issue
Andrew Liveris	9,000,000	30.9%
Christopher Burns	9,500,000	32.7%

Holders of more than 20% of unquoted performance rights on issue

	Number held	% of total on issue
Christopher Burns	3,687,400	33.5%

There were no holders of more than 20% of unquoted share rights on issue.

C.
Substantial holders

Substantial holders in the company are set out below:

	Number held	Percentage
Ordinary shares
Phillips 66 Company	77,980,127	16.02%

D.
Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)
Ordinary shares: On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
(b)
Performance rights: No voting rights
(c)
Share options: No voting rights
(d)
Share rights: No voting rights

END OF SHAREHOLDER INFORMATION